Exhibit 1

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	November 25,	February 26,
	2012	2012
	(Dollars in thousands, except per share data)

ASSETS

Current assets:
Cash and cash equivalents	$15,966	$27,510
Accounts receivable, net of allowance for doubtful accounts of $177 and $160, respectively	31,955	37,066
Inventory	7,188	7,884
Deferred income taxes	1,577	1,613
Prepaid expenses and other current assets	4,213	4,454

Total current assets	60,899	78,527

Property and equipment, net	10,718	10,490
Intangible assets, net	7,416	3,024
Goodwill	13,051	9,591
Deferred income taxes	10,850	11,484
Deferred financing fees	7,065	9,216
Other assets	2,045	2,810

Total assets	$112,044	$125,142

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	7,334	7,853
Accrued expenses	12,391	12,829
Accrued interest	3,191	9,608
Income taxes payable	405	103
Deferred income taxes	1,077	1,075
Deferred revenue	32,323	35,428

Total current liabilities	61,721	71,896

Long-term debt, net of discount	268,868	260,405
Embedded derivatives	20,336	25,884
Long-term deferred income taxes	232	232
Deferred revenue and other long-term liabilities	16,943	15,847

Total liabilities	368,100	374,264

Commitments and contingencies (Note 7)

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized; 6,561 shares issued and outstanding at November 25, 2012 and February 26, 2012	115,740	109,189
Series B: 20,524 shares authorized; 3,532 issued and outstanding at November 25, 2012 and February 26, 2012	62,303	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518
Ordinary shares subject to puts, 787 shares issued and outstanding at November 25, 2012 and February 26, 2012	1,181	1,181

Total redeemable convertible preferred stock and redeemable ordinary stock	184,742	174,664

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,025 shares issued and outstanding at November 25, 2012 and February 26, 2012	16,257	16,257
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at November 25, 2012 and February 26, 2012	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at November 25, 2012 and February 26, 2012	8,998	8,998
Additional paid-in-capital	—	—
Accumulated deficit	(466,652)	(450,306)
Accumulated other comprehensive gain	599	1,265

Total stockholders’ deficit	(440,798)	(423,786)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$112,044	$125,142

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	13 weeks ended		39 weeks ended
	November 25,	November 27,	November 25,	November 27,
	2012	2011	2012	2011
	(Dollars in thousands)
REVENUE
Product	$15,627	$18,203	$55,023	$52,439
Service	33,417	33,530	99,134	99,563

Total revenue	49,044	51,733	154,157	152,002

COST OF REVENUE
Product	6,566	9,138	22,320	24,261
Service	13,394	14,103	41,670	42,343

Total cost of revenue	19,960	23,241	63,990	66,604

Gross profit	29,084	28,492	90,167	85,398

OPERATING EXPENSES
Research and development	6,162	6,780	18,985	21,056
Sales and marketing	8,253	8,138	24,221	23,383
General and administrative	5,583	4,882	15,999	15,882
Restructuring charges	110	175	187	175
Management fees	300	300	900	900

Total operating expenses	20,408	20,275	60,292	61,396

Profit from operations	8,676	8,217	29,875	24,002

Interest income	7	6	17	17
Interest expense	(12,486)	(12,047)	(37,412)	(36,201)
Loss on extinguishment of debt	—	—	(939)	(1,222)
Gain (loss) on change in fair value of embedded derivatives	5,493	(721)	4,668	(2,384)
Other (expense) income	(121)	527	(506)	175

Income (loss) before income taxes	1,569	(4,018)	(4,297)	(15,613)
Income taxes	429	604	2,131	1,229

Net income (loss)	$1,140	$(4,622)	$(6,428)	$(16,842)

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

	13 weeks ended		39 weeks ended
	November 25, 2012	November 27, 2011	November 25, 2012	November 27, 2011
	(Dollars in thousands)
Net income (loss)	$1,140	$(4,622)	$(6,428)	$(16,842)
Other comprehensive income (loss), net of taxes:
Cumulative translation adjustments	25	(933)	(663)	218
Changes in market value of equity security:
Unrealized loss, net of taxes of $1	(1)	(2)	(3)	(8)

Comprehensive income (loss)	$1,164	$(5,557)	$(7,094)	$(16,632)

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	39 weeks ended
	November 25,	November 27,
	2012	2011
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows from operating activities:
Net loss	$(6,428)	$(16,842)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities net of acquisition:
Depreciation and amortization	5,281	5,790
Amortization of deferred financing costs and debt discount	8,704	7,791
Stock-based compensation	160	251
Provision for doubtful accounts	(39)	179
Inventory provision	490	540
Loss on extinguishment of debt	939	1,222
Premium on excess cash flow payment	(999)	(999)
(Gain) loss on change in fair value of embedded derivatives	(4,668)	2,384
Loss on sale of asset	31	—
Loss on retirement of property and equipment	84	127
Interest payable-in-kind	6,385	5,836
Changes in assets and liabilities
Accounts receivable	5,755	1,692
Inventory	(418)	(1,014)
Prepaid expenses and other current assets	317	(249)
Accounts payable	(592)	1,071
Accrued expenses	(450)	(595)
Accrued interest	(6,417)	(6,462)
Income taxes payable	441	(178)
Deferred revenue	(5,295)	(2,632)
Other long-term assets and liabilities	2,364	431

Net cash provided by (used in) operating activities	5,645	(1,657)

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(4,872)	(2,466)
Acquisition of businesses, net of cash acquired of $34	(6,821)	—
Acquisition of other long-term assets	(100)	(45)

Net cash used in investing activities	(11,793)	(2,511)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Payments on long-term debt	(4,995)	(4,997)
Payment of debt and equity issuance fees	—	(308)

Net cash used in financing activities	(4,995)	(5,305)

Effect of exchange rate changes on cash	(401)	(57)

Net decrease in cash and cash equivalents	(11,544)	(9,530)
Cash and cash equivalents at beginning of period	27,510	28,100

Cash and cash equivalents at end of period	$15,966	$18,570

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Dollars in thousands)

NOTE 1 — NATURE OF BUSINESS

Stratus Technologies Bermuda Holdings Ltd. (“Stratus” or the “Company”) is a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and small to medium-sized businesses. The Company’s customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, healthcare and life sciences, manufacturing and logistics, and government and public safety. These customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses.

Stratus’ suite of products includes servers, services and software. The servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry-leading continuous availability with greater than 99.999% uptime (i.e., less than five minutes of annual unplanned downtime). The Company’s value-added services include maintenance services and managed services. Maintenance services are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees. Managed services include long-term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.

The Company provides its products and services through direct sales and third-party channels, including distributors, value-added resellers, independent software vendors and systems integrators around the world. As of November 25, 2012, the Company employed 564 people globally.

The Company believes its cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long-term. There can be no assurance that we will be able to refinance any of our debt obligations on commercially reasonable terms or at all. The Company currently anticipates that it will not have the funds to repay the debt upon maturity and will most likely seek to refinance or restructure the debt in the future.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. These unaudited interim consolidated financial statements are for the period covering the thirteen and thirty-nine weeks ended November 25, 2012 (also referred to as the “quarter-to-date fiscal period ended November 25, 2012” or the “quarter-to-date period ended November 25, 2012” and the “year-to-date fiscal period ended November 25, 2012” or the “year-to-date period ended November 25, 2012”) and the period covering the thirteen and thirty-nine weeks ended November 27, 2011 (also referred to as the “quarter-to-date fiscal period ended November 27, 2011” or the “quarter-to-date period ended November 27, 2011” and the “year-to-date fiscal period ended November 27, 2011” or the “year-to-date period ended November 27, 2011”). All intercompany accounts and transactions have been eliminated.

The accompanying unaudited interim consolidated financial statements do not include all of the information and note disclosures required by generally accepted accounting principles (“GAAP”) in the United States. These unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

These unaudited interim consolidated financial statements have been prepared based upon Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods. It is management’s opinion that the accompanying unaudited interim consolidated financial statements reflect all adjustments (which are normal and recurring) that are necessary for a fair statement of the results for the interim periods. The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. For a more complete discussion of significant accounting policies and certain other information, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto included in the Company’s annual report on Form 20-F for the year ended February 26, 2012.

The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year. The February 26, 2012 balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

Loss on change in fair value for embedded derivatives of $721 for the thirteen week period ended November 27, 2011 and $2,384 for the thirty-nine week period ended November 27, 2011 were included in other expense, net in prior period presentation. These amounts have been reclassified from other expense, net to loss on change in fair value for embedded derivatives to conform to current period presentation

Out of period adjustments

During the quarter-to-date fiscal period ended August 26, 2012, the Company identified immaterial errors in service revenue and other income related to certain sales incentives during fiscal 2012 and the quarter-to-date fiscal period ended May 27, 2012.

The Company did not accrue for certain liabilities related to an incentive program with a third party distributor where the likelihood of the third party distributor reaching its sales incentive goals was probable at February 26, 2012 and May 27, 2012. These errors resulted in an overstatement of service revenue of $44 and $88 in fiscal 2012 and the quarter-to-date period ended May 27, 2012, as well as an overstatement of other income of $30 and $60 for the same periods. As a result of the error during the quarter-to-date period ended May 27, 2012, the Company’s variable compensation accrual was overstated by $37 at May 27, 2012, resulting in a net overstatement of profit before tax of $111 for the quarter-to-date period ended May 27, 2012. The Company corrected these errors in the quarter-to-date fiscal period ended August 26, 2012, which had the effect of reducing gross profit by $132, increasing loss before income taxes by $185 and net loss by $161.

During the quarter-to-date fiscal period ended May 27, 2012 the Company identified immaterial errors in deferred costs related to certain solution services engagements during fiscal 2005 to 2008 and in the classification of accrued expenses related to restoration costs at February 26, 2012.

The Company had incorrectly deferred costs related to certain solution services engagements. These errors resulted in an understatement of service expenses of $70 in fiscal 2005, $36 in fiscal 2006, $199 in fiscal 2007 and $241 in fiscal 2008. The Company corrected these errors in the year-to-date fiscal period ended August 26, 2012, which had the effect of reducing gross profit and increasing loss before income taxes of $546 and net loss by $478. In addition, this correction increased the carrying value of accrued expenses by $546.

Restoration costs related to a lease in Japan of $421 were included in accrued expenses at February 26, 2012. The Company revised the classification of this amount from accrued expenses to other deferred revenue and other long-term liabilities at February 26, 2012.

The Company concluded that these errors, individually or in the aggregate, were not material to the fiscal 2012, 2008, 2007, 2006 or 2005 financial statements. In addition, the Company concluded that the correction of these errors is not material to the estimated fiscal 2013 results.

Cash and cash equivalents

Cash equivalents include investments with maturities of three months or less at time of purchase and primarily consist of a highly liquid money market fund. The Company had $261 and $5,759 recorded as cash equivalents as of November 25, 2012 and February 26, 2012, respectively.

Restricted cash

The Company had $123 and $126 of restricted cash in other long-term assets at November 25, 2012 and February 26, 2012, respectively, for cash collateral obligations required in the ordinary course of business.

Fair value measurements

On March 22, 2010, the Company entered into the Second Amendment to the First Amended and Restated Second Lien Credit Agreement (“Lien 2”), which became effective upon the overall refinancing of the Company’s outstanding debt on April 8, 2010 (the “April 2010 Refinancing”). Also on April 8, 2010, the Company issued Units, each consisting of $480 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd. and $520 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc. (collectively, the “Senior Secured Notes” or the “Notes”). See the Company’s fiscal 2012 annual report filed on Form 20-F for more information on the April 2010 Refinancing.

In accordance with the accounting standards for fair value measurements and disclosures, certain of the Company’s assets and liabilities, including those associated with the Senior Secured Notes and the Lien 2 debt are measured at fair value. Fair value is defined as the price at which an asset would be sold or a liability would be transferred in an orderly transaction between market participants at the measurement date. The Company determines fair values using the following hierarchy:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

•

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables represent the Company’s assets and liabilities measured at the fair value on a recurring basis as of November 25, 2012 and February 26, 2012:

	Total November 25 2012	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in a highly liquid money market fund	$261	$261	$—	$—
Investment in a corporate equity security	26	26	—	—

Total	$287	$287	$—	$—

Liabilities:
Embedded derivatives in Senior Secured Notes (See Note 6)	20,336	—	—	20,336

Total	$20,336	$—	$—	$20,336

	Total February 26 2012	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in a highly liquid money market fund	$5,759	$5,759	$—	$—
Investment in a corporate equity security	32	32	—	—
Embedded derivative in Senior Secured Notes (See Note 6)	160	—	—	160

Total	$5,951	$5,791	$—	$160

Liabilities:
Embedded derivatives in Senior Secured Notes (See Note 6)	25,884	—	—	25,884

Total	$25,884	$—	$—	$25,884

As of November 25, 2012, the carrying value of accounts receivable, accounts payable and short-term debt approximated their fair value due to the short-term nature of these financial instruments. The Company invests in a short-term money market fund that is classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. The Company’s investment in a corporate equity security is held in a security traded on a public market and may be converted to cash based on its market value on that date. As a result, these investments are classified Level 1 assets in the fair value hierarchy.

The Company determined the fair value of the Senior Secured Notes by identifying all of the possible redemption combinations that could occur, then constructed a payment schedule for the Senior Secured Notes and discounted the cash flows to their present values using a discount rate determined by adjusting the implied yield of the Senior Secured Notes at their inception. The fair value of the Notes is the weighted average present value of all paths. At November 25, 2012, the fair value of the Notes was approximately $217,939, which includes the net fair value of the embedded derivatives of $20,336. At February 26, 2012, the fair value of the Notes was approximately $227,679, which includes the net fair value of the embedded derivatives of $25,724. See Note 6 for the carrying value of the Notes at November 25, 2012 and February 26, 2012.

The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the credit agreement relating to that loan. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable companies’ financial metrics, the seniority of the debt relative to the Company’s other outstanding financial instruments, as well as the interest terms under the Lien 2 credit agreement. The result was a range of concluded fair values. At November 25, 2012 and February 26, 2012, the concluded fair value of the Lien 2 debt was $93,194 and $85,001, respectively, which was less than the carrying value of the debt including accrued interest payable-in-kind of $97,851 and $91,465, respectively.

The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.

The Company analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:

•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;

•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a Change in Control; and

•

the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of Excess Cash Flow (“ECF”) for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount, together with accrued and unpaid interest.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

As of November 25, 2012, the fair value of the Equity Offering embedded derivative is $0. The fair value of the Change in Control and ECF embedded derivatives are $19,494 and $842, respectively, and are recorded as long-term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued quarterly and any change in fair value will be recorded in the consolidated statements of operations.

For the quarter-to-date fiscal periods ended November 25, 2012 and November 27, 2011, the Company recorded income of $5,493 and expense of $721, respectively, related to the net change in the fair value of the embedded derivatives.

For the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, the Company recorded income of $4,668 and expense of $2,384, respectively, related to the net change in the fair value of the embedded derivatives.

For the and year-to-date fiscal period ended November 25, 2012 and November 27, 2011, the Company recorded income of $720 and $630, respectively, related to the reduction of ECF embedded derivative included in the loss on extinguishment of debt. See Note 6 of these unaudited interim consolidated financial statements.

The following table provides a summary of changes in fair value of the Company’s recurring Level 3 financial assets for the thirteen and thirty-nine and thirty-nine weeks ended November 25, 2012 and November 27, 2011:

	13 Week Period Ended		39 Week Period Ended
	November 25, 2012	November 27, 2011	November 25, 2012	November 27, 2011
Assets:
Balance, beginning of the period	$150	$1,729	$159	$1,473
(Decrease) increase to embedded derivative	(150)	(171)	(159)	85

Balance, end of the period	$—	$1,558	$—	$1,558

	13 Week Period Ended		39 Week Period Ended
	November 25, 2012	November 27, 2011	November 25, 2012	November 27, 2011
Liabilities:
Balance, beginning of the period	$25,980	$20,243	$25,884	$18,955
Decrease due to extinguishment of debt	—	—	(720)	(630)
(Decrease) increase to embedded derivatives	(5,644)	551	(4,828)	2,469

Balance, end of the period	$20,336	$20,794	$20,336	$20,794

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

Fair value of the Company’s embedded derivatives is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points. The data sources utilized in this valuation model are not directly obtained from observable market activity and are categorized as Level 3 unobservable inputs to the fair value hierarchy.

The significant unobservable inputs in the fair value measurement of the embedded derivatives in the Company’s Senior Secured Notes include changes in the implied yield of the Notes, based on the market index for instruments with similar credit rating, as measured from the issuance date of the Notes through the valuation date. Significant unobservable inputs also include the passage of time and its effect upon each of the three identified features embedded within the Notes as described above, and management’s estimates of probability for the occurrence of an early redemption of the Notes, an optional redemption, or an ECF offer before the maturity date of the Notes. The percentage of probability assigned to any of these events occurring, combined with the effect of the passage of time and any change in the implied yield of the instrument at the valuation date will affect the fair value of the Notes. Significant increases or decreases in any of the probabilities or significant change in the implied yield in isolation could result in a significantly lower or higher fair value measurement. Generally, a decrease in the implied yield will result in an increase in the fair value of the Notes, and thus a decrease in the fair value of the embedded derivatives. Similarly, an increased percentage of probability related to the change of control feature, for example, is accompanied by a directionally opposite change in the fair value of both the optional redemption with an equity offering and the ECF offer features.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

The following table presents information about significant unobservable inputs related to the Company’s Level 3 financial assets and liabilities at November 25, 2012.

Quantitative Information about Level 3 Fair Value Measurements

Embedded Derivative	Fair Value at November 25, 2012 (in 000s)	Valuation Technique(s)	Unobservable Input(s)	Current/Range

Optional redemption feature	$—	Discounted cash flow	Probability of occurrence; Change in yield since issue; Maturity date; Implied yield	0% –3.52% April 2013 14.86%

Change of control feature	$19,494	Discounted cash flow	Probability of occurrence; Change in yield since issue; Maturity date; Implied yield	5% - 90% –3.52% March 2015 14.86%

Excess cash flow feature	$842	Discounted cash flow	Estimated annual offer amount; Change in yield since issue; Maturity date; Implied yield	$5,000 –3.52% March 2015 14.86%

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market. The Company considers historic usage and future demand in estimating the realizable value of its inventory. The Company records a provision upon determination that inventory is excess or obsolete.

	November 25,	February 26,
Fiscal year-end	2012	2012
Parts and assemblies	$385	$288
Work-in-process	3,921	4,370
Finished products	2,882	3,226

Total Inventory	$7,188	$7,884

In the fiscal period ended November 25, 2012, certain reclassifications were made within inventory to reflect the current nature of the business. The adjustments have been made for the fiscal period ended February 27, 2012 to conform to current period presentation.

New Accounting Guidance

In May 2011, a pronouncement was issued that requires the Company to report the level in the fair value hierarchy of assets and liabilities not measured at fair value in the balance sheet but for which the fair value is disclosed, and to expand existing disclosures. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied prospectively. The Company adopted this pronouncement on February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on the Company’s consolidated financial condition, results of operations or cash flows.

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The methodology for the computation remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. The Company adopted this pronouncement as of February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on the Company’s consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to the reporting unit and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. The Company adopted this pronouncement as of February 27, 2012. The adoption of this new accounting standard did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

In July 2012, a pronouncement was issued that amended the guidance for indefinite lived intangible impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step impairment test. The methodology for how the value of indefinite lived intangible assets are calculated, assigned to the reporting unit and the application of the two step impairment test have not been revised. The pronouncement is effective for fiscal years beginning after September 15, 2012. The Company will adopt this pronouncement as of February 25, 2013. The Company expects that the adoption of this new accounting standard will not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

Warranty

The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties generally ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Changes in the Company’s product warranty liability during the period are as follows:

	13 Weeks Ended		39 Weeks Ended
	November 25, 2012	November 27, 2011	November 25, 2012	November 27, 2011
Balance, beginning of the period	$57	$64	$61	$98
Current period accrual	22	25	67	113
Amounts charged to the accrual	(23)	(27)	(71)	(149)

Balance, end of the period	$56	$62	$57	$62

NOTE 3 — ACQUISITIONS

Marathon Technologies Corporation

On September 21, 2012, the Company acquired certain assets and liabilities of Marathon Technologies Corporation (“Marathon”), a software fault-tolerant systems provider based in Littleton, Massachusetts, for cash consideration of $5,680. The assets and liabilities acquired include intangible assets, customer lists, inventory, fixed assets, accounts receivable, short and long-term deferred revenue, and other current assets and liabilities. The acquisition represents a number of strategic advantages for the Company that will help the business. The Company can immediately take advantage of Marathon’s channel network, customer base and research and development organization.

This acquisition was accounted for under the purchase method of accounting. The purchase price of the acquisition was allocated to tangible and intangible assets based on their fair values with estimates and assumptions provided by management of the Company and Marathon. The Company has allocated $4,300 of the purchase price to intangible assets comprised of existing technology, product trademarks, customer relationships and distributor networks. The excess purchase price of $2,755 after this allocation has been accounted for as goodwill. The resulting amount of goodwill reflects our expectations of the following synergistic benefits: (1) the potential to sell Marathon products into the Company’s customer base and to sell the Company’s products into Marathon’s customer base: (2) Marathon’s fault-tolerant software technology is entirely complementary to the Company’s and the acquisition has advanced the Company’s research and development calendar by more than a year.

The following table presents the fair value of assets and liabilities recorded in connection with the Marathon acquisition:

Accounts receivable	$857
Prepaid expenses	124
Accounts payable	(152)
Accrued expenses	(278)
Deferred revenue	(1,990)
Fixed assets	58
Other	6
Existing technology	800
Product trademark	100
Customer relationships	1,700
Distributor network	1,700
Goodwill	2,755

Total purchase consideration	$5,680

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

Existing technology and product trademark are being amortized over 6 years and 5 months. Customer relationships are being amortized over 7 years and 5 months. The weighted average life of the existing technology is 2.1 years, product trademark is 2.1 years, and customer relationships are 2.6 years. The intangible assets are being amortized based upon the pattern in which the economic benefits of the intangible assets are being utilized. The Company expects that there will be no tax deduction for the goodwill related to this acquisition.

The value of deferred revenue was determined under the income approach, cost build-up method which determines the fair value by estimating the direct and indirect costs related to supporting the obligations plus an assumed operating margin.

The value of the existing technology and product trademark were determined using the income approach, relief from royalty method which is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenue earned through the use of the assets. A royalty rate of 7% was used based on published royalty rates paid for the licensing of similar technology. A discount rate of 12% was used to reflect the overall risk of the assets.

The value of the customer relationships were determined using the income approach, excess earnings method which reflects the potential income streams of an asset after making necessary adjustments with respect to such factors as the waiting nature of the intangible assets and the allowance of a fair return on the net tangible assets and other intangibles assets employed. A discount rate of 12% was used to reflect the overall risk of the asset.

The value of the distributor network was determined using the cost approach which is based upon the premise that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced.

Proforma results of operations for this acquisition have not been presented because our results of operation, prior to this acquisition, if presented on a pro forma basis, would not differ materially from our reported results.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

Data Research and Applications Inc.

On April 25, 2012, the Company acquired substantially all of the net assets of Data Research and Applications Inc. (“DRA”), a data storage and recovery company, for consideration of approximately $1,175. DRA developed data storage and recovery products for Stratus customers since 1982. Payment of $975 was made on April 25, 2012 and the remaining $200 was made on July 24, 2012

This acquisition was accounted for under the purchase method of accounting. The purchase price of the acquisition was allocated to tangible and intangible assets based on their fair values. The Company has allocated $325 of the purchase price to intangible assets comprised of completed technology, product trademarks and trade names and other purchased intangibles. The excess purchase price of $721 after this allocation has been accounted for as goodwill.

The following table presents the fair value of assets and liabilities recorded in connection with the DRA acquisition:

Working capital	$65
Fixed assets	64
Completed technology	235
Product trademarks and trade names	15
Transitional service agreement	75
Goodwill	721

Total purchase consideration	$1,175

Completed technology is being amortized over 9 years. Product trademark and trade names are being amortized over 8 years. Transitional service agreement was amortized over 2 fiscal quarters. The intangible assets are being amortized based upon the pattern in which the economic benefits of the intangible assets are being utilized. There will be no tax deduction for the goodwill related to this acquisition.

The value of core technology and product trademark and tradenames was determined using the income approach, relief from royalty method, which is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenue earned through the use of the assets. A royalty rate of 15% was used based on published royalty rates paid for the licensing of similar technology. A discount rate of 10% was used to reflect the overall risk of the asset.

The value of the transitional service agreement was determined using the income approach, avoided cost method which considers the concept of avoided cost as an indicator of value. A royalty rate of 1% was used based on consideration of available market data.

As DRA’s primary customer since 1982, the Company made the acquisition to ensure both longevity and the ability to maintain fully functioning DRA product lines.

Proforma results of operations for this acquisition have not been presented because our results of operation, prior to this acquisition, if presented on a pro forma basis, would not differ materially from our reported results.

Goodwill

Changes in the Company’s goodwill during the periods are as follows:

	13 Weeks Ended		39 Weeks Ended
	November 25, 2012	November 27, 2011	November 25, 2012	November 27, 2011
Balance, beginning of period	$10,297	$9,622	$9,591	$9,584
Acquisition of business	2,755	—	3,476	—
Currency translation	(1)	(27)	(16)	11

Balance, end of period	$13,051	$9,595	$13,051	$9,595

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

NOTE 4 — RESTRUCTURING

The following tables set forth the restructuring liability for the thirteen and thirty-nine week fiscal periods ended November 25, 2012 and November 27, 2011.

	13 Weeks Ended		39 Weeks Ended
	November 25, 2012	November 27, 2011	November 25, 2012	November 27, 2011
Balance, beginning of period	$298	$336	$1,813	$1,298
Restructuring charges including changes in prior estimates of liability	110	175	187	175
Currency Translation	(44)	(2)	(64)	(2)
Cash payments	(105)	(129)	(1,677)	(1,091)

Balance, end of period	$259	$380	$259	$380

The restructuring liability reflects estimates, including those related to termination benefits and settlements of contractual obligations, which are adjusted by the Company periodically throughout the year.

Restructuring fiscal 2013

During the quarter-to-date period ended November 25, 2012, the Company implemented restructuring programs in order to streamline business practices. The restructuring programs consisted of a reduction in workforce of two sales professionals. The Company recorded a charge of $69 related to severance and fringe benefits.

As a result of a change of approach in the utilization of sales and business development, on August 17, 2012, the Company implemented a restructuring program in order to refocus the general sales force. The restructuring program consisted of a reduction in workforce of two sales professionals. The Company recorded a charge of $127 related to severance and fringe benefits.

NOTE 5 — INCOME TAXES

The Company is currently under examination by the Internal Revenue Service for its fiscal 2010 and 2011 Federal income tax returns. The audit is currently in its discovery stage. The Company believes there is no requirement for any income tax reserves based on the current status of the examination.

NOTE 6 — DEBT

	November 25,	February 26,
	2012	2012
Senior Secured Notes	$205,008	$210,003
Second Lien Credit Facility, including interest payable-in-kind	95,767	89,474

Total debt before debt discount	300,775	299,477
Debt discount	(26,907)	(34,072)

Total	$273,868	$265,405

On May 25, 2012, the Company made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 27, 2012, the Company redeemed 4,995 units at 120% making an ECF payment of $5,994, which included the redemption of $4,995 of Senior Secured Notes and the related premium of $999. A $120 payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,995 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $939. The loss on extinguishment of debt consists of a $999 premium, $458 and $155 write-off of related debt discount and deferred finance fees, respectively, and $47 of related fees offset by a $720 gain on the reduction of the ECF derivative. The Company was in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer.

On May 31, 2011, the Company made an excess cash flow (ECF) offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, the Company redeemed 4,997 units at 120% resulting in an ECF payment of $5,996 which included the redemption of $4,997 Senior Secured Notes and related premium of $999. A $125 payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,997 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $1,222. The loss on extinguishment of debt consisted of a $999 premium, $582 and $200 write off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $71 of related fees offset by a $630 gain on the reduction of the ECF derivative. The Company was in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer.

The weighted-average interest rate of the Senior Secured Notes was 13.9% for the thirteen week fiscal periods ended November 25, 2012 and November 27, 2011. The weighted-average interest rate of the Second Lien Credit Facility was 14.1% and 14.9% for the thirteen week fiscal periods ended November 25, 2012 and November 27, 2011, respectively.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

The weighted-average interest rate of the Senior Secured Notes was 14.0% and 13.8% for the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, respectively. The weighted-average interest rate of the Second Lien Credit Facility was 14.7% and 14.9% for year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, respectively.

There were no borrowings under the Revolving Credit Facility during the thirteen and thirty-nine week fiscal periods ended November 25, 2012 and November 27, 2011.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Legal matters

On January 9, 2012, the Company learned that VMOOM, a general partnership located in San Marino, California (the “Plaintiff”), filed a complaint against the Company in the Los Angeles Superior Court (the “State Court”). The complaint asserted claims for breach of contract, interference with present and prospective economic relationships and economic advantages, fraud, and equitable indemnity and comparative contribution, alleging that the Company breached their contractual obligations by its late delivery and the Company’s failure to deliver to computer systems valued at approximately $900, on or before the dates requested, resulting in damage to the Plaintiff in the form of penalties and lost immediate and future business.

In February 2012, the Company removed the action to the Federal Court Central District of California, and filed a motion to dismiss all claims except for the breach of contract claim, and to bar damages beyond those allowed under the limitation of damages provision in the contract (value of the products at issue). The Company also filed an opposition to Plaintiff’s motion to remand to State Court

On March 19, 2012, Plaintiff filed a First Amended Complaint withdrawing two of its claims from its initial complaint and alleging damages of $11,800, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law.

On April 2, 2012, the Company filed a motion to dismiss all claims against the Company except for the breach of contract claims.

On April 24, 2012, the Federal Court ruled, without oral argument, on the Company’s dismissal and remand motions, dismissing the equitable indemnity/contributions claim, applying Massachusetts law and the limitations of liability provision to the Plaintiff’s claims, dismissing Plaintiff’s request for consequential and punitive damages, and denying Plaintiff’s remained motion, and allowing Plaintiff to file an amended complaint, if it chose to do so.

On May 11, 2012, Plaintiff served on the Company its Second Amended Complaint, essentially reasserting all the claims in its First Amended Complaint, plus an additional claim of breach of fiduciary duty and seeking damages of $11,800, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law, essentially the same as sought by Plaintiff in the First Amended Complaint.

On May 31, 2012, the Company filed a motion to dismiss all claims for damages beyond those allowed under the limitations of liability provisions in the contract as well as the claims for equitable indemnity/contribution and breach of fiduciary duty.

On or about September 10, 2012, Plaintiff’s attorney again expressed a desire to engage in settlement discussions. After the Company’s repeated follow up inquiries we heard nothing further from Plaintiff regarding settlement discussions.

On September 12, 2012, the Court granted the Company’s motions to dismiss in their entirety, without leave to amend. The case remains in federal court, and the claims are limited to breach of contract, intentional interference and fraud, and the damages are limited to the limitations clause in the contract in litigation in this case.

On or about October 2, 2012, the Company presented to its legal counsel a time limited offer to settle the case and all claims for $75.

On October 5, 2012, legal counsels discussed the case, an extension of the case schedule and our settlement offer. VMOOM counsel stated that the offer was unacceptable and they would have to consult further with their client as to whether a counter offer from VMOOM would be proposed.

On October 29, 2012, Plaintiff filed a motion to dismiss the Company’s counterclaims and on November 13, 2012, the Company filed opposition to the Plaintiff’s motion to dismiss these counterclaims.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

On December 5, 2012 the Court ruled, without oral argument, in favor of the Company denying Plaintiff’s motions to dismiss the Company’s counterclaims. As a result the Company’s four (4) counter claims against Plaintiff are now part of the case before the court and must be defended by VMOOM.

The Company intends to vigorously defend this case and believes it has valid legal defenses and counter claims against Plaintiff. The Company has recorded $75 in the quarter-to-date and year-to-date periods ended November 25, 2012 to reflect the settlement offer made on or about October 2, 2012.

The Company is involved in various other legal proceedings arising in the ordinary course of business, none of which is currently expected to have a material adverse effect on results of operations, cash flows or financial condition.

Purchase commitments

As of November 25, 2012 and February 26, 2012, the Company had outstanding purchase commitments to one contract manufacturer amounting to approximately $4,638 and $3,931, respectively.

NOTE 8 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company’s capital structure at November 25, 2012 included 6,561,242 issued and outstanding shares of Series A redeemable convertible preferred stock, and 3,531,904.62 issued and outstanding shares of Series B redeemable convertible preferred stock.

Preference Shares

The Series A redeemable convertible preferred shares and the Series B redeemable convertible preferred shares (collectively the “Preference Shares”) in the amounts of $115,740 and $62,303 at November 25, 2012, respectively, became redeemable for cash at the option of the holder on February 26, 2007. Such preference shares also include liquidation preferences, which may be triggered in the event of a liquidation, dissolution, winding-up, or change in control of the Company. In connection with the April 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.

The most significant terms of the preference shares are as follows:

Voting Rights

Holders of the preference shares are entitled to vote on an “as-if” converted basis, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class, except as otherwise required by law. As a result, the preference shares have voting control of the Company.

Conversion

The preference shares are convertible into ordinary stock at the option of the holder. The preference shares also automatically convert at their respective conversion rates into ordinary stock upon the closing of a firmly underwritten public offering of ordinary shares resulting in gross proceeds to the Company in excess of $75,000 and at a minimum price of $6.54 per share. The conversion rate for the preference shares is 2.17-to-1.

Dividends

The holders of preference shares are entitled to dividends at an annual rate of 8% of the initial purchase price, on a noncumulative basis, when and if declared, as determined by the Board of Directors. No dividends have been declared or paid through November 25, 2012.

Redemption

Each holder of preference shares may require the Company to redeem for cash all of its outstanding preference shares, as defined by the related agreements, as amended, subject to proportional adjustment for stock splits, reverse splits, stock dividends, stock distributions or similar events related to the capitalization of the Company. Pursuant to the Bye-laws of the Company, the Series A and Series B shares are redeemable at a redemption price equal to $7.09 per share, the original issue price, subject to anti-dilution adjustments, plus a graduating compounding rate of return that was reduced to 8% after February 1, 2003. Redemption rights commence accrual upon the date of issuance and continue until the date of redemption. As of November 25, 2012, the redemption value of the Series A and Series B preference shares totaled $115,740 and $62,303, respectively.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

In connection with the April 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.

Liquidation Preference

Series A and B preferred shareholders are entitled to receive, in preference to any distribution to the ordinary stockholders, $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that was reduced to 8% after February 1, 2003, as defined in the Company’s Bye-laws. As of November 25, 2012, the liquidation preference of Series A and Series B preferred stock was equal to the redemption preferences of $115,740 and $62,303, respectively.

Right to additional Series B preferred shares

In connection with the April 2010 Refinancing, the Lien 2 holders will be issued additional Series B preferred stock equal to 7.5% of the total issued preferred stock, as in issue immediately after the closing of the refinancing, on April 30, 2013 if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B preferred shares equal to 52.5% of the total issued preferred stock as in issue immediately after the closing of the refinancing.

NOTE 9 — STOCKHOLDERS’ DEFICIT

Ordinary Shares

As of November 25, 2012, the Company’s capital structure included 15,511,605.38 issued and outstanding shares of Series B ordinary stock and 28,812,184 issued and outstanding shares of ordinary stock. Included in issued and outstanding ordinary shares are 787,278 ordinary shares subject to puts.

Right to additional Series B ordinary shares

In connection with the April 2010 Refinancing, the Lien 2 holders will be issued additional Series B ordinary stock equal to 7.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing, on April 30, 2013, if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B ordinary shares equal to 52.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing.

NOTE 10 — STOCK-BASED COMPENSATION

The Company maintains a Stock Incentive Plan (the “Plan”) to facilitate the issuance of shares of its ordinary stock to employees, members of management, officers, directors and consultants of the Company and its subsidiaries. As of November 25, 2012, all of the outstanding options issued under the Plan were non-qualified stock options. The Company grants stock options at an exercise price equal to or greater than the fair market value of the Company’s ordinary shares at the date of grant. These awards, which generally vest annually at a rate of 25 percent per year, are fully vested four years from the date of grant and have a contractual life of ten years.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the option, the expected option term, volatility of the Company’s stock, the risk-free interest rate with a maturity date equivalent to the expected life of the option, and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value that may ultimately be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Total stock-based compensation expense for the thirteen and thirty-nine week fiscal periods ended November 25, 2012 was $58 and $160, respectively. Total stock-based compensation expense for the thirteen and thirty-nine fiscal periods ended November 27, 2011 was $77 and $251, respectively. There was no resulting income tax benefit for the thirteen and thirty-nine week fiscal periods ended November 25, 2012 or November 27, 2011.

NOTE 11 — EMPLOYEE BENEFIT PLANS

The Company has a benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 2% to 25% of their salary on a pretax

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

basis, subject to certain statutory limitations. In March 2011, the Company reinstated its 401(k) matching program effective January 2011. The Company matches 25% of the first 4% of the employee’s pre-tax contributions. Contributions are invested at the direction of the employee in one or more investment funds. The Company recorded expense of $110 and $292 in the thirteen and thirty-nine week fiscal periods ended November 25, 2012, respectively, and expense of $76 and $334 in the thirteen and thirty-nine week fiscal periods ended November 27, 2011, respectively. Employees in several countries outside of the U.S. are covered by defined benefit and defined contribution plans in accordance with applicable government regulations and local practices. Expenses attributable to these plans were $74 and $430 in the thirteen and thirty-nine week fiscal periods ended November 25, 2012, respectively. Expenses attributable to these plans were $100 and $433 in the thirteen and thirty-nine week fiscal periods ended November 27, 2011, respectively.

NOTE 12 — CONSOLIDATING FINANCIAL STATEMENTS

The Company as parent guarantor (“Bermuda Holdings”) and the Company’s subsidiaries SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., and Cemprus, LLC (“Guarantor Subsidiaries”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $215.0 million aggregate principal amount of Senior Secured Notes issued by Stratus Technologies, Inc. (“Stratus US”) and Stratus Technologies Bermuda Ltd. (“Bermuda Ltd.”). The Senior Secured Notes issued by Stratus US are guaranteed by Bermuda Ltd. And the Senior Secured Notes issued by Bermuda Ltd. are guaranteed by Stratus US. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Technologies, Inc. and Stratus Technologies Bermuda Ltd.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the Senior Secured Notes. The holders of the Senior Secured Notes will be direct creditors of Stratus Technologies, Inc. and Stratus Technologies Bermuda, Ltd, the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Senior Secured Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Senior Secured Notes. The consolidating financial statements include the accounts of the Company and its 100% owned subsidiaries.

The Non-Guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of the Company.

The following supplemental consolidating financial statements are presented:

1.	Unaudited consolidating balance sheets as of November 25, 2012 and February 26, 2012.

2.	Unaudited consolidating statements of operations for the thirteen and thirty-nine weeks ended November 25, 2012 and November 27, 2011.

3.	Unaudited consolidating statements of comprehensive income (loss) for the thirteen and thirty-nine weeks ended November 25, 2012 and November 27, 2011.

4.	Unaudited consolidating statements of cash flows for the thirty-nine weeks ended November 25, 2012 and November 27, 2011.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

As of November 25, 2012

CONSOLIDATING BALANCE SHEET

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$201	$190	$1,354	$8,651	$5,570	$—	$15,966
Accounts receivable, net of allowance for doubtful accounts	—	75	5,228	15,602	11,053	(3)	31,955
Intercompany receivable	—	1,416	46,495	113	12,867	(60,891)	—
Inventory	—	—	6,897	887	2,435	(3,031)	7,188
Deferred income taxes	—	—	232	—	1,345	—	1,577
Income taxes receivable	—	—	206	82	—	(288)	—
Prepaid expenses and other current assets	535	29	2,098	271	1,660	(380)	4,213

Total current assets	736	1,710	62,510	25,606	34,930	(64,593)	60,899

Property and equipment, net	—	—	7,693	1,652	1,373	—	10,718
Intangible assets, net	—	4,067	—	3,349	—	—	7,416
Goodwill	—	9,044	1,931	1,345	731	—	13,051
Deferred income taxes	—	—	—	9,263	1,587	—	10,850
Deferred financing	483	2,861	3,721	—	—	—	7,065
Investment in subsidiaries	—	30,001	41,014	1,922	—	(72,937)	—
Other assets	208	—	185	24	1,628	—	2,045
Long-term intercompany receivable	7,850	—	87,443	—	—	(95,293)	—

Total assets	$9,277	$47,683	$204,497	$43,161	$40,249	$(232,823)	$112,044

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	111	—	2,074	2,460	2,887	(198)	7,334
Intercompany payable	3,127	48,162	110	9,270	222	(60,891)	—
Accrued expenses	70	11	6,706	1,278	4,512	(186)	12,391
Accrued interest	—	1,533	1,658	—	—	—	3,191
Income taxes payable	—	132	—	—	560	(287)	405
Deferred income taxes	—	—	—	1,077	—	—	1,077
Deferred revenue	—	—	1,315	29,197	1,811	—	32,323

Total current liabilities	3,308	52,238	14,463	43,282	9,992	(61,562)	61,721

Long-term debt, net of discount	—	129,338	139,530	—	—	—	268,868
Long-term intercompany payable	—	37,850	—	57,443	—	(95,293)	—
Liability in subsidiaries	7,430	—	—	—	—	(7,430)	—
Embedded derivatives	—	9,761	10,575	—	—	—	20,336
Long term deferred income taxes	—	—	232	—	—	—	232
Deferred revenue and other liabilities	—	1,007	7,027	5,549	3,360	—	16,943

Total liabilities	10,738	230,194	171,827	106,274	13,352	(164,285)	368,100

Redeemable convertible preferred stock and redeemable ordinary stock
Series A redeemable convertible preferred stock	115,740	—	—	—	—	—	115,740
Series B redeemable convertible preferred stock	62,303	—	—	—	—	—	62,303
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518
Ordinary shares subject to puts	1,181	—	—	—	—	—	1,181

Total redeemable convertible preferred stock and redeemable ordinary stock	184,742	—	—	—	—	—	184,742

Stockholders’ (deficit) equity:
Ordinary stock	16,257	70	20,000	2,370	5,325	(27,765)	16,257
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	—	53,669	65,944	—	3,805	(123,418)	—
Accumulated (deficit) income	(211,458)	(236,250)	(53,305)	(65,808)	17,691	82,478	(466,652)
Accumulated other comprehensive gain	—	—	31	325	76	167	599

Total stockholders’ (deficit) equity	(186,203)	(182,511)	32,670	(63,113)	26,897	(68,538)	(440,798)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ (deficit) equity	$9,277	$47,683	$204,497	$43,161	$40,249	$(232,823)	$112,044

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

As of February 26, 2012

CONSOLIDATING BALANCE SHEET

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$93	$262	$8,389	$11,767	$6,999	$—	$27,510
Accounts receivable, net of allowance for doubtful accounts	—	75	7,968	18,558	10,700	(235)	37,066
Intercompany receivable	—	—	44,655	—	10,581	(55,236)	—
Inventory	—	—	7,028	798	2,925	(2,867)	7,884
Deferred income taxes	—	—	232	—	1,381	—	1,613
Income taxes receivable	—	—	146	89	—	(235)	—
Prepaid expenses and other current assets	529	47	2,085	371	2,566	(1,144)	4,454

Total current assets	622	384	70,503	31,583	35,152	(59,717)	78,527

Property and equipment, net	—	—	8,127	1,129	1,234	—	10,490
Intangible assets, net	—	2,984	40	—	—	—	3,024
Goodwill	—	6,197	1,306	1,345	743	—	9,591
Deferred income taxes	—	—	—	9,858	1,626	—	11,484
Deferred financing	654	3,689	4,873	—	—	—	9,216
Investment in subsidiaries	—	33,275	40,452	1,904	—	(75,631)	—
Other assets	583	76	345	38	1,768	—	2,810
Long-term intercompany receivable	7,850	—	87,443	—	—	(95,293)	—
Total assets	$9,709	$46,605	$213,089	$45,857	$40,523	$(230,641)	$125,142

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	—	—	2,550	2,806	3,536	(1,039)	7,853
Intercompany payable	2,880	39,911	—	12,445	—	(55,236)	—
Accrued expenses	129	4	6,399	1,284	5,353	(340)	12,829
Accrued interest	—	4,613	4,995	—	—	—	9,608
Income taxes payable	—	132	—	—	206	(235)	103
Deferred income taxes	—	—	—	1,075	—	—	1,075
Deferred revenue	—	—	1,036	32,871	1,521	—	35,428

Total current liabilities	3,009	47,060	17,580	50,481	10,616	(56,850)	71,896

Long-term debt, net of discount	—	125,247	135,158	—	—	—	260,405
Long-term intercompany payable	—	37,850	—	57,443	—	(95,293)	—
Liability in subsidiaries	1,733	—	—	—	—	(1,733)	—
Embedded derivatives	—	12,424	13,460	—	—	—	25,884
Long term deferred income taxes	—	—	232	—	—	—	232
Deferred revenue and other liabilities	—	962	6,360	5,627	2,898	—	15,847

Total liabilities	4,742	223,543	172,790	113,551	13,514	(153,876)	374,264

Redeemable convertible preferred stock and ordinary shares
Series A redeemable convertible preferred stock	109,189	—	—	—	—	—	109,189
Series B redeemable convertible preferred stock	58,776	—	—	—	—	—	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518
Ordinary shares subject to puts	1,181	—	—	—	—	—	1,181

Total redeemable convertible preferred stock and ordinary shares	174,664	—	—	—	—	—	174,664

Stockholders’ (deficit) equity:
Ordinary stock	16,257	71	20,000	2,370	5,318	(27,759)	16,257
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	—	53,669	65,742	—	4,008	(123,419)	—
Accumulated (deficit) income	(194,952)	(230,678)	(45,490)	(70,392)	16,959	74,247	(450,306)
Accumulated other comprehensive gain	—	—	47	328	724	167	1,265

Total stockholders’ (deficit) equity	(169,697)	(176,938)	40,299	(67,694)	27,009	(76,765)	(423,786)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ (deficit) equity	$9,709	$46,605	$213,089	$45,857	$40,523	$(230,641)	$125,142

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

13 weeks ended November 25, 2012

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total

REVENUE
Product	$—	$116	$3,663	$2,329	$9,519	$—	$15,627
Service	—	75	2,495	27,341	3,506	—	33,417
Intercompany	—	11,505	18,542	5,801	4,343	(40,191)	—

Total revenue	—	11,696	24,700	35,471	17,368	(40,191)	49,044

COST OF REVENUE
Product	—	85	2,425	6,128	6,477	(8,549)	6,566
Service	—	—	6,461	1,087	5,846	—	13,394
Intercompany	—	6,546	—	25,156	(380)	(31,322)	—

Total cost of revenue	—	6,631	8,886	32,371	11,943	(39,871)	19,960

Gross profit	—	5,065	15,814	3,100	5,425	(320)	29,084

OPERATING EXPENSES
Research and development	—	—	6,184	—	(22)	—	6,162
Sales and marketing	—	—	4,067	51	4,135	—	8,253
General and administrative	262	37	4,129	171	984	—	5,583
Restructuring charges	—	—	37	—	73	—	110
Intercompany	—	—	(37)	71	(34)	—	—
Management fees	125	—	175	—	—	—	300

Total operating expenses	387	37	14,555	293	5,136	—	20,408

Profit (loss) from operations	(387)	5,028	1,259	2,807	289	(320)	8,676
Interest income	—	1	(1)	3	4	—	7
Interest expense	(52)	(5,938)	(6,496)	—	—	—	(12,486)
Interest income (expense), intercompany	152	(548)	2,036	(1,640)	—	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	—
Gain on change in fair value for embedded derivatives	—	2,636	2,857	—	—	—	5,493
Other (expense) income, net	(2)	(16)	(83)	19	(62)	23	(121)
Other income (expense), intercompany	—	—	—	(46)	46	—	—

(Loss) income before income taxes	(289)	1,163	(428)	1,143	277	(297)	1,569
Income taxes	—	24	(29)	345	89	—	429
Equity in profit (loss) in subsidiaries	1,429	587	181	8	—	(2,205)	—

Net (loss) income	$1,140	$1,726	$(218)	$806	$188	$(2,502)	$1,140

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

39 weeks ended November 25, 2012

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total

REVENUE
Product	$—	$419	$14,617	$5,702	$34,285	$—	$55,023
Service	—	225	7,577	81,034	10,298	—	99,134
Intercompany	—	35,268	58,542	25,657	13,215	(132,682)	—

Total revenue	—	35,912	80,736	112,393	57,798	(132,682)	154,157

COST OF REVENUE
Product	—	151	12,934	19,184	21,880	(31,829)	22,320
Service	—	—	20,566	3,188	17,916	—	41,670
Intercompany	—	20,137	—	78,430	2,122	(100,689)	—

Total cost of revenue	—	20,288	33,500	100,802	41,918	(132,518)	63,990

Gross profit	—	15,624	47,236	11,591	15,880	(164)	90,167

OPERATING EXPENSES
Research and development	—	—	19,006	1	(22)	—	18,985
Sales and marketing	—	—	12,306	127	11,788	—	24,221
General and administrative	634	162	11,986	445	2,772	—	15,999
Restructuring charges	—	—	114	—	73	—	187
Intercompany	—	—	(114)	148	(34)	—	—
Management fees	375	—	525	—	—	—	900

Total operating expenses	1,009	162	43,823	721	14,577	—	60,292

Profit (loss) from operations	(1,009)	15,462	3,413	10,870	1,303	(164)	29,875
Interest income	—	1	1	8	7	—	17
Interest expense	(157)	(17,791)	(19,463)	(1)	—	—	(37,412)
Interest income (expense), intercompany	456	(1,642)	6,107	(4,921)	—	—	—
Loss on extinguishment of debt	(14)	(444)	(481)	—	—	—	(939)
Gain on change in fair value for embedded derivatives	—	2,240	2,428	—	—	—	4,668
Other (expense) income, net	(7)	(41)	(311)	(81)	(106)	40	(506)
Other income (expense), intercompany	—	—	—	(101)	101	—	—

(Loss) income before income taxes	(731)	(2,215)	(8,306)	5,774	1,305	(124)	(4,297)
Income taxes	—	85	68	1,248	730	—	2,131
Equity in profit (loss) in subsidiaries	(5,697)	(3,273)	556	18	—	8,396	—

Net (loss) income	$(6,428)	$(5,573)	$(7,818)	$4,544	$575	$8,272	$(6,428)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

13 weeks ended November 27, 2011

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$111	$3,382	$2,251	$12,459	$—	$18,203
Service	—	75	2,255	27,953	3,247	—	33,530
Intercompany	—	11,599	19,664	6,113	4,233	(41,609)	—

Total revenue	—	11,785	25,301	36,317	19,939	(41,609)	51,733

COST OF REVENUE
Product	—	60	1,934	6,579	8,647	(8,082)	9,138
Service	—	—	6,924	1,065	6,114	—	14,103
Intercompany	—	7,187	—	26,064	185	(33,436)	—

Total cost of revenue	—	7,247	8,858	33,708	14,946	(41,518)	23,241

Gross profit	—	4,538	16,443	2,609	4,993	(91)	28,492

OPERATING EXPENSES
Research and development	—	—	6,779	1	—	—	6,780
Sales and marketing	—	—	4,371	45	3,722	—	8,138
General and administrative	183	20	3,751	71	857	—	4,882
Restructuring charges	—	—	76	—	99	—	175
Intercompany	—	—	(76)	175	(99)	—	—
Management fees	125	—	175	—	—	—	300

Total operating expenses	308	20	15,076	292	4,579	—	20,275

Profit (loss) from operations	(308)	4,518	1,367	2,317	414	(91)	8,217
Interest income	—	—	—	4	2	—	6
Interest expense	(53)	(5,728)	(6,273)	—	7	—	(12,047)
Interest income (expense), intercompany	153	(549)	2,057	(1,661)	—	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	—
Loss on change in fair value for embedded derivatives	—	(346)	(375)	—	—	—	(721)
Other (expense) income, net	(4)	(13)	(85)	581	20	28	527
Other income (expense), intercompany	—	—	(18)	45	(27)	—	—

(Loss) income before income taxes	(212)	(2,118)	(3,327)	1,286	416	(63)	(4,018)
Income taxes	—	19	35	414	136	—	604
Equity in profit (loss) in subsidiaries	(4,410)	(2,209)	589	7	—	6,023	—

Net (loss) income	$(4,622)	$(4,346)	$(2,773)	$879	$280	$5,960	$(4,622)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

39 weeks ended November 27, 2011

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$354	$11,972	$6,849	$33,264	$—	$52,439
Service	—	225	6,287	83,378	9,673	—	99,563
Intercompany	—	34,737	59,597	19,430	12,723	(126,487)	—

Total revenue	—	35,316	77,856	109,657	55,660	(126,487)	152,002

COST OF REVENUE
Product	—	157	7,328	19,509	22,459	(25,192)	24,261
Service	—	—	21,178	3,234	17,931	—	42,343
Intercompany	—	22,301	—	78,223	474	(100,998)	—

Total cost of revenue	—	22,458	28,506	100,966	40,864	(126,190)	66,604

Gross profit	—	12,858	49,350	8,691	14,796	(297)	85,398

OPERATING EXPENSES
Research and development	—	—	21,039	17	—	—	21,056
Sales and marketing	—	—	12,480	130	10,773	—	23,383
General and administrative	775	70	12,017	192	2,828	—	15,882
Restructuring charges	—	—	76	—	99	—	175
Intercompany	—	—	(76)	175	(99)	—	—
Management fees	375	—	525	—	—	—	900

Total operating expenses	1,150	70	46,061	514	13,601	—	61,396

Profit (loss) from operations	(1,150)	12,788	3,289	8,177	1,195	(297)	24,002
Interest income	—	—	1	12	4	—	17
Interest expense	(124)	(17,213)	(18,862)	—	(2)	—	(36,201)
Interest income (expense), intercompany	457	(1,643)	6,114	(4,928)	—	—	—
Loss on extinguishment of debt	(90)	(543)	(589)	—	—	—	(1,222)
Loss on change in fair value for embedded derivatives	—	(1,144)	(1,240)	—	—	—	(2,384)
Other (expense) income, net	(9)	(41)	(212)	611	(75)	(99)	175
Other income (expense), intercompany	—	—	—	(58)	58	—	—

(Loss) income before income taxes	(916)	(7,796)	(11,499)	3,814	1,180	(396)	(15,613)
Income taxes	—	68	93	715	353	—	1,229
Equity in profit (loss) in subsidiaries	(15,926)	(7,666)	1,750	22	—	21,820	—

Net (loss) income	$(16,842)	$(15,530)	$(9,842)	$3,121	$827	$21,424	$(16,842)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

13 weeks ended November 25, 2012

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total

Net gain (loss)	$1,140	$1,726	$(218)	$806	$188	$(2,502)	$1,140

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	(36)	—	61	—	25

Changes in market value of corporate equity security:
Unrealized loss on corporate equity security, net of taxes of $1 and $1	—	—	—	—	(1)	—	(1)

	$1,140	$1,726	$(254)	$806	$248	$(2,502)	$1,164

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

39 weeks ended November 25, 2012

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total

Net gain (loss)	$(6,428)	$(5,573)	$(7,818)	$4,544	$575	$8,272	$(6,428)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	(18)	—	(645)	—	(663)

Changes in market value of corporate equity security:
Unrealized loss on corporate equity security, net of taxes of $1 and $1	—	—	—	—	(3)	—	(3)

	$(6,428)	$(5,573)	$(7,836)	$4,544	$(73)	$8,272	$(7,094)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

13 weeks ended November 27, 2011

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total

Net (loss) gain	$(4,622)	$(4,346)	$(2,773)	$879	$280	$5,960	$(4,622)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	(5)	—	(928)	—	(933)

Changes in market value of corporate equity security:
Unrealized loss on corporate equity security, net of taxes of $1 and $1	—	—	—	—	(2)	—	(2)

	$(4,622)	$(4,346)	$(2,778)	$879	$(650)	$5,960	$(5,557)

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

39 weeks ended November 27, 2011

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total

Net (loss) gain	$(16,842)	$(15,530)	$(9,842)	$3,121	$827	$21,424	$(16,842)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	(31)	(7)	256	—	218

Changes in market value of corporate equity security:
Unrealized loss on corporate equity security, net of taxes of $1 and $1	—	—	—	—	(8)	—	(8)

	$(16,842)	$(15,530)	$(9,873)	$3,114	$1,075	$21,424	$(16,632)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

39 weeks ended November 25, 2012

CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Operating activities
Cash flows provided by (used in) operating activities net of acquisition:
Net (loss) income	$(6,428)	$(5,573)	$(7,818)	$4,544	$575	$8,272	$(6,428)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	—	242	3,912	411	716	—	5,281
Amortization of deferred financing cost and debt discount	157	3,988	4,559	—	—	—	8,704
Stock-based compensation	—	—	138	—	22	—	160
Provision for doubtful accounts	—	—	—	(38)	(1)	—	(39)
Inventory provision	—	—	860	(288)	(82)	—	490
Loss on extinguishment of debt	14	444	481	—	—	—	939
Premium on excess cash flow payment	—	(480)	(519)	—	—	—	(999)
Gain on change in fair value of embedded derivatives	—	(2,241)	(2,427)	—	—	—	(4,668)
Loss on sale of asset	—	—	31	—	—	—	31
Loss on retirement of property and equipment	—	—	84	—	—	—	84
Interest payable-in-kind	—	3,065	3,320	—	—	—	6,385
Equity in profit (loss) subsidiaries	5,697	3,273	(556)	(18)	—	(8,396)	—
Changes in assets and liabilities:
Accounts receivable	—	—	2,742	3,848	(603)	(232)	5,755
Inventory	—	—	(1,283)	199	502	164	(418)
Prepaid expenses and other current assets	(6)	18	(13)	205	878	(765)	317
Accounts payable	358	9,485	(5,212)	(3,246)	(2,780)	803	(592)
Accrued expenses	(59)	207	3,306	(3,228)	(830)	154	(450)
Accrued interest	—	(3,080)	(3,337)	—	—	—	(6,417)
Income taxes payable	—	—	(488)	602	327	—	441
Deferred revenue	—	—	312	(6,096)	489	—	(5,295)
Other long-term assets and liabilities	375	(74)	1,958	142	(37)	—	2,364

Net cash (used in) provided by operating activities	108	9,274	50	(2,963)	(824)	—	5,645

Investing activities
Cash flows used in investing activities:
Acquisition of property and equipment	—	—	(4,339)	—	(533)	—	(4,872)
Acquisition of business	—	(6,849)	28	—	—	—	(6,821)
Other investing activities	—	—	(6)	—	—	6	—
Acquisition of other long-term assets	—	(100)	—	—	—	—	(100)

Net cash used in investing activities	—	(6,949)	(4,317)	—	(533)	6	(11,793)

Financing activities
Cash flows used in financing activities:
Payments on long-term debt	—	(2,398)	(2,597)	—	—	—	(4,995)
Other financing activities	—	—	2	—	4	(6)	—

Net cash used in financing activities	—	(2,398)	(2,595)	—	4	(6)	(4,995)

Effect of exchange rate changes on cash	—	1	(173)	(153)	(76)	—	(401)

Net (decrease) increase in cash and cash equivalents	108	(72)	(7,035)	(3,116)	(1,429)	—	(11,544)
Cash and cash equivalents at beginning of period	93	262	8,389	11,767	6,999	—	27,510

Cash and cash equivalents at end of period	$201	$190	$1,354	$8,651	$5,570	$—	$15,966

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

39 weeks ended November 27, 2011

CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Operating activities
Cash flows (used in) provided by operating activities net of acquisition:
Net (loss) income	$(16,842)	$(15,530)	$(9,842)	$3,121	$827	$21,424	$(16,842)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	—	105	4,665	294	726	—	5,790
Amortization of deferred financing cost and debt discount	124	3,561	4,106	—	—	—	7,791
Stock-based compensation	—	—	222	—	29	—	251
Provision for doubtful accounts	—	—	8	175	(4)	—	179
Inventory provision	—	—	396	67	77	—	540
Loss on extinguishment of debt	90	543	589	—	—	—	1,222
Premium on excess cash flow payment	—	(480)	(519)	—	—	—	(999)
Loss on change in fair value of embedded derivatives	—	1,145	1,239	—	—	—	2,384
Loss on retirement of property and equipment	—	—	127	—	—	—	127
Interest payable-in-kind	—	2,808	3,028	—	—	—	5,836
Equity in profit (loss) subsidiaries	15,926	7,666	(1,750)	(22)	—	(21,820)	—
Changes in assets and liabilities:
Accounts receivable	—	—	2,303	2,061	(3,055)	383	1,692
Inventory	—	—	(898)	139	(552)	297	(1,014)
Prepaid expenses and other current assets	(12)	38	212	19	(886)	380	(249)
Accounts payable	1,236	(12,160)	769	9,222	2,718	(714)	1,071
Accrued expenses	(282)	1	(76)	87	(375)	50	(595)
Accrued interest	—	(3,101)	(3,361)	—	—	—	(6,462)
Income taxes payable	—	—	(3)	(14)	(161)	—	(178)
Deferred revenue	—	—	420	(3,752)	700	—	(2,632)
Proceeds (payments) on intercompany dividend	—	17,428	—	(17,428)	—	—	—
Other long-term assets and liabilities	65	39	739	(322)	(90)	—	431

Net cash (used in) provided by operating activities	305	2,063	2,374	(6,353)	(46)	—	(1,657)

Investing activities
Cash flows used in investing activities:
Acquisition of property and equipment	—	—	(2,074)	(13)	(379)	—	(2,466)
Acquisition of other long-term assets	—	(45)	—	—	—	—	(45)

Net cash used in investing activities	—	(45)	(2,074)	(13)	(379)	—	(2,511)

Financing activities
Cash flows used in financing activities:
Payments on long-term debt	—	(2,399)	(2,598)	—	—	—	(4,997)
Payment of debt and equity issuance fees	(264)	—	(44)	—	—	—	(308)
Proceeds (payments) on intercompany financing	—	(10,999)	—	10,999	—	—	—
Proceeds (payments) on intercompany financing		10,999		(10,999)

Net cash used in financing activities	(264)	(2,399)	(2,642)	—	—	—	(5,305)

Effect of exchange rate changes on cash	—	—	17	—	(74)	—	(57)

Net (decrease) increase in cash and cash equivalents	41	(381)	(2,325)	(6,366)	(499)	—	(9,530)
Cash and cash equivalents at beginning of period	20	580	3,819	16,830	6,851	—	28,100

Cash and cash equivalents at end of period	$61	$199	$1,494	$10,464	$6,352	$—	$18,570

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

NOTE 13 — SUBSEQUENT EVENTS

During the quarter ending February 24, 2013, the Company began implementing a restructuring plan to further align spending with current business initiatives. The Company anticipates the restructuring will be completed by the end of the fiscal year ending February 24, 2013. The Company intends to lower its headcount by approximately 35 employees and expects to record a fourth quarter fiscal 2013 charge of approximately $2,100 related to severance and fringe benefits and other exit related costs in connection with this plan.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our operating and financial results should be read in conjunction with our unaudited interim consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth below under “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” contained in our fiscal 2012 annual report on Form 20-F and elsewhere in this report. Our unaudited interim consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in such tables and in our unaudited consolidated financial statements are due to rounding.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This report contains forward-looking statements. These statements relate to future events or our future financial performance and implicate known and unknown risks, uncertainties and other factors that may cause the actual results, performances or levels of activity of our business or our industry to be materially different from that expressed or implied by any such forward looking statements and are not guarantees of future performance. Such statements include those regarding our ability to develop and implement new products and technology, the timing of product deliveries, expectations regarding market growth and developments, statements concerning our expected financial performance and strategic and operational plans and statements containing the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “seek” and similar expressions.

Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements involve a number of risks and uncertainties including, but not limited to:

•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our ability to comply with certain covenants in our Revolving Credit Facility, our Second Lien Credit Facility and the indenture governing the Units and underlying Notes;

•	our ability to refinance indebtedness when required;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in foreign currency exchange rates;

•	fluctuations in interest rates;

•	current risks of terrorist activity and acts of war;

•	impact of changing tax laws;

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations;

•	impact of natural or man-made disasters; and

•	other factors discussed under Risk Factors contained in our fiscal 2012 annual report on Form 20-F and elsewhere in this report.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements included in this report. These forward-looking statements represent our views only as of the date of this report. We do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Current information in this report has been updated to November 25, 2012, and we undertake no duty to further update this information unless we are required to do so under applicable securities laws. The specific risk factors set forth under “Risk Factors” of our fiscal 2012 annual report on Form 20-F, as well as the other information contained in this report, are important factors, among others, that could cause our actual results to differ from our expected or historical results and individually or any combination thereof could adversely affect our financial position and results of operations.

Operating Results

Overview

We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and Small and Medium Businesses (“SMB”). Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, health care and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 100 of the top 200 Fortune Global 500 companies and we have approximately 9,000 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry. We currently provide two lines of fault-tolerant servers, the Legacy system family and the ftServer system family, each of which is supported by a technologically advanced worldwide service offering, along with high availability software solutions through both our Avance product and everRun product, which was acquired from Marathon. (See Note 3 of these unaudited financial statements.)

The table set forth below shows our consolidated revenue for each of our product lines and service offerings:

•

Product revenue consists primarily of revenue generated from sales of our servers, which include our proprietary and other operating systems. We have experienced a decline in revenue from sales of legacy systems over the years due to a number of factors, the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the legacy systems and a shift in our business focus to sales of ftServer, Avance and everRun systems. We expect our future product revenue growth largely to derive from sales of ftServer systems and our Avance and everRun software. We also intend to leverage our current installed base through add-on sales and upgrades.

•

Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, along with services such as part repair, time and materials activities, installation, education, managed services and professional consulting services. In the quarter-to-date period ended November 25, 2012 and November 27, 2011, 90% and 81%, respectively, of ftServer sales included service contracts. In the quarter-to-date period ended November 25, 2012 and November 27, 2011, 83% and 100% of legacy server sales included service contracts, respectively. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a relatively predictable customer service revenue stream.

Product and Service Revenue

	13 Weeks Ended		39 Weeks Ended
	November 25, 2012	November 27, 2011	November 25, 2012	November 27, 2011
	(Dollars in thousands)
Legacy products	$3,130	$2,350	$18,464	$11,287
ftServer products	11,584	15,337	34,445	39,674
Software products	913	516	2,114	1,478

Total product revenue	15,627	18,203	55,023	52,439
Customer service revenue	27,473	27,875	81,304	83,082
Solution services revenue	5,944	5,655	17,830	16,481

Total service revenue	33,417	33,530	99,134	99,563

Total revenue	$49,044	$51,733	$154,157	$152,002

We currently have a research and development center in the United States. Most of our product manufacturing is done through our Purchase and Distribution Agreement with NEC in Ibaraki, Japan for our current line of ftServer systems. In addition, we operate manufacturing facilities in Maynard, Massachusetts for new product related to ftScalable storage and V-Series product along with used and refurbished ftServer systems line and legacy systems line, and Dublin, Ireland related to our used and refurbished products for both ftServer systems line and legacy systems line. We maintain sales and service offices in 19 countries worldwide.

During the quarter ending February 24, 2013, we began implementing a restructuring plan to further align spending with current business initiatives. We anticipate the restructuring will be completed by the end of the fiscal year ending February 24, 2013. We intend to lower our headcount by approximately 34 employees and expect to record a fourth quarter fiscal 2013 charge of approximately $1.6 million related to severance and fringe benefits.

Revenue by Region

	13 Weeks Ended				39 Weeks Ended
	November 25, 2012	% of Rev	November 27, 2011	% of Rev	November 25, 2012	% of Rev	November 27, 2011	% of Rev
	(Dollars in thousands)
U.S.	$18,688	38.1%	$18,825	36.4%	$58,710	38.1%	$58,306	38.4%
EMEA	10,012	20.4	11,286	21.8	32,940	21.4	33,908	22.3
Japan	14,050	28.6	14,795	28.6	43,147	28.0	39,818	26.2
Asia-Pacific	5,621	11.5	6,478	12.5	17,722	11.5	18,840	12.4
Other	673	1.4	349	0.7	1,638	1.1	1,130	0.7

Total revenue	$49,044	100.0%	$51,733	100.0%	$154,157	100.0%	$152,002	100.0%

(“EMEA” includes Europe, Middle East and Africa, “Asia-Pacific” includes Asia, Australia and New Zealand and “Other” includes Mexico, Central America and South America.)

Results of Operations

The following tables summarize our results of operations for the quarter-to-date and year-to-date fiscal periods ended November 25, 2012 and November 27, 2011. Percentages in the below table are based on total revenue.

	13 Weeks Ended		39 Weeks Ended
	November 25, 2012	November 27, 2011	November 25, 2012	November 27, 2011
	(Dollars in thousands)

Revenue
Product	$15,627	$18,203	$55,023	$52,439
Service	33,417	33,530	99,134	99,563

Total revenue	49,044	51,733	154,157	152,002

Product	6,566	9,138	22,320	24,261
Service	13,394	14,103	41,670	42,343

Total cost of revenue	19,960	23,241	63,990	66,604

Gross Profit	29,084	28,492	90,167	85,398
Research and development	6,162	6,780	18,985	21,056
Sales and marketing	8,253	8,138	24,221	23,383
General and administrative	5,583	4,882	15,999	15,882
Restructuring	110	175	187	175
Management fees	300	300	900	900

Total operating expenses	20,408	20,275	60,292	61,396

Profit from operations	8,676	8,217	29,875	24,002
Interest income	7	6	17	17
Interest expense	(12,486)	(12,047)	(37,412)	(36,201)
Loss on extinguishment of debt	—	—	(939)	(1,222)
Gain (loss) on change in fair value for embedded derivatives	5,493	(721)	4,668	(2,384)
Other expense, net	(121)	527	(506)	175

Income (loss) before income taxes	1,569	(4,018)	(4,297)	(15,613)
Income taxes	429	604	2,131	1,229

Net Income (loss)	$1,140	$(4,622)	$(6,428)	$(16,842)

	13 Weeks Ended		39 Weeks Ended
	November 25, 2012	November 27, 2011	November 25, 2012	November 27, 2011

Revenue
Product	31.9%	35.2%	35.7%	34.5%
Service	68.1	64.8	64.3	65.5

Total revenue	100.0	100.0	100.0	100.0

Product	13.4	17.7	14.5	16.0
Service	27.3	27.3	27.0	27.9

Total cost of revenue	40.7	44.9	41.5	43.8

Gross Profit	59.3	55.1	58.5	56.2
Research and development	12.6	13.1	12.3	13.9
Sales and marketing	16.8	15.7	15.7	15.4
General and administrative	11.4	9.4	10.4	10.4
Restructuring	0.2	0.3	0.1	0.1
Management fees	0.6	0.6	0.6	0.6

Total operating expenses	41.6	39.2	39.1	40.4

Profit from operations	17.7	15.9	19.4	15.8
Interest income	0.0	0.0	0.0	0.0
Interest expense	(25.5)	(23.3)	(24.3)	(23.8)
Loss on extinguishment of debt	—	0.0	(0.6)	(0.8)
Gain (loss) on change in fair value for embedded derivatives	11.2	(1.4)	3.0	(1.6)
Other expense, net	(0.2)	1.0	(0.3)	0.1

Income (loss) before income taxes	3.2	(7.8)	(2.8)	(10.3)
Income taxes	0.9	1.2	1.4	0.8

Net income (loss)	2.3%	(8.9)%	(4.2)%	(11.1)%

Non-GAAP Financial Measures

	13 weeks ended		39 weeks ended
	November 25, 2012	November 27, 2011	November 25, 2012	November 27, 2011
	(Dollars in thousands)
Net loss	$1,140	$(4,622)	$(6,428)	$(16,842)
Add:
Interest expense, net	12,479	12,041	37,395	36,184
Income taxes	429	604	2,131	1,229
Depreciation and amortization	1,855	1,873	5,281	5,790

EBITDA (1)	$15,903	$9,896	$38,379	$26,361

Add
Restructuring (a)	110	175	187	175
Stock-based compensation expense (b)	58	77	160	251
Management fees (c)	300	300	900	900
Reserves (d)	295	101	490	540
Loss on extinguishment of debt (e)	—	—	939	1,222
(Gain) loss on change in fair value for embedded derivatives (f)	(5,493)	721	(4,668)	2,384
Other expense, net (g)	242	(498)	1,526	387

Total adjustments	(4,488)	876	(466)	5,859

Adjusted EBITDA (1)	$11,415	$10,772	$37,913	$32,220

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above.

a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions. The expense for the quarter-to-date fiscal period ended November 25, 2012 reflects restructuring charges of $0.1 million related to severance and fringe benefits as well as changes to prior estimates of these liabilities.

As a result of a change of approach in the utilization of marketing and customer service resources, on November 21, 2011, we implemented a restructuring program in order to align its resources to meet its objectives. The restructuring program consisted of a reduction of workforce of 3 marketing professionals and one customer service professional. We recorded a charge of $0.2 related to severance and fringe benefits.

See Note 4 of these unaudited interim financial statements.

b)	In the quarter-to-date and year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, we recorded non-cash stock-based compensation expense charges related to share-based awards to employees.

c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $3.6 million and $3.1 million at November 25, 2012 and February 26, 2012, respectively.

d)	In the quarter-to-date and year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, we recorded non-cash inventory write-downs.

e)	In the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011 we recorded a loss on extinguishment of debt related to the ECF payment in the fiscal second quarter 2013 and 2012, related to the Senior Secured Notes. The loss in each period is due to a premium, the write-off of a pro rata portion of deferred financing fees along with debt discount and related fees offset by the reduction in the value ascribed to the ECF embedded derivative liability. See Note 6 of these unaudited consolidated financial statements.

f)	In the quarter-to-date and year-to-date fiscal periods ended November 25, 2012, we recorded a gain due to the change in fair value of the embedded derivatives related to the Senior Secured Notes. In the quarter-to-date and year-to-date fiscal periods ended November 27, 2011, we recorded a loss due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

g)	In the quarter-to-date fiscal period ended November 25, 2012, we recorded other expense, net of $0.2 million, primarily consisting of $0.1 million of bank fees and $0.1 million of miscellaneous and non-recurring charges.

In the year-to-date fiscal period ended November 25, 2012, we recorded other expense, net of $1.5 million, primarily consisting of $1.1 million of miscellaneous and non-recurring charges and $0.4 of million bank fees.

In the quarter-to-date fiscal period ended November 27, 2011, we recorded other income, net of $0.5 million, primarily consisting of $0.6 million of net foreign currency gains partially offset by $0.1 million of bank fees.

In the year-to-date fiscal period ended November 27, 2011 we recorded other expense, net of $0.4 million, primarily consisting of $0.2 million of miscellaneous and non-recurring charges, $0.3 million of public filing registration costs and $0.4 million of bank fees partially offset by $0.5 million of net foreign currency gains.

Quarter-to-date fiscal period ended November 25, 2012 Compared to the Quarter-to-date fiscal period ended November 27, 2011

Revenue

Total revenue for the quarter-to-date fiscal period ended November 25, 2012 decreased by 5.2% to $49.0 million from $51.7 million for the quarter-to-date fiscal period ended November 27, 2011.

	13 weeks ended		Increase (Decrease)
	November 25, 2012	November 27, 2011	$	%
	(Dollars in thousands)
Product revenue	$15,627	$18,203	$(2,576)	(14.2)%
Service revenue	33,417	33,530	(113)	(0.3)

Total revenue	$49,044	$51,733	$(2,689)	(5.2)%

Product Revenue. Product revenue for the quarter-to-date fiscal period ended November 25, 2012 decreased by 14.2% to $15.6 million from $18.2 million in the quarter-to-date fiscal period ended November 27, 2011. The decrease in product revenue was primarily attributable to ftServer within the Asia Pacific and Japan regions. This was primarily the result of ftServer purchases in the previous year by a major partner in Japan, as well as significantly less ftServer sales by our major distributor in China. Software sales increased primarily due to the Marathon acquisition. Legacy revenue had a slight increase primarily within the V-Series product line.

	13 weeks ended		Increase (Decrease)
	November 25, 2012	November 27, 2011	$	%
	(Dollars in thousands)
Continuum	$956	$450	$506	112.3%
V-Series	2,174	1,900	274	14.4

Total Legacy	3,130	2,350	780	33.2

Windows	7,920	10,367	(2,447)	(23.6)
Linux	1,409	2,419	(1,010)	(41.8)
VMware	2,255	2,551	(296)	(11.6)

Total ft	11,584	15,337	(3,753)	(24.5)

Software	913	516	397	76.9

Total Product Revenue	$15,627	$18,203	$(2,576)	(14.2)%

Service Revenue. Service revenue for the quarter-to-date fiscal period ended November 25, 2012 decreased by 0.3% to $33.4 million in the quarter-to-date fiscal period ended November 27, 2011. Strong sales of V-Series product and associated maintenance resulted in service revenue to remain flat despite lower ftServer maintenance revenue. The Marathon acquisition accounted for $0.4 million of maintenance revenue being recognized in the current quarter.

Gross Profit

Gross profit for the quarter-to-date fiscal period ended November 25, 2012 increased by 2.1% to $29.1 million from $28.5 million in the quarter-to-date fiscal period ended November 27, 2011. Gross profit margin for those time periods increased to 59.3% from 55.1%.

Product gross profit for the quarter-to-date fiscal period ended November 25, 2012 was $9.1 million which is in line with the quarter-to-date fiscal period ended November 27, 2011. Product profit margin for those time periods increased from 49.8% to 58.0%. During the quarter increased legacy and software margins were offset by decreased ftServer margins. Included in this increase is an unfavorable foreign exchange impact of $0.4 million compared to the prior year.

Service gross profit for the quarter-to-date fiscal period ended November 25, 2012 increased by 3.1% to $20.0 million from $19.4 million in the quarter-to-date fiscal period ended November 27, 2011. Service profit margin for those time periods increased from 57.9% to 59.9%. The gross increase was primarily due to increased solution services revenue, lower payroll and benefit costs as a result of reduced headcount as a result of the January 2012 restructuring, lower variable compensation, lower depreciation as a result of lower capital additions and decreased freight costs. These were partially offset by decreased customer service revenue as a result of unfavorable foreign exchange rates, the May 2012 merit increase and increased headcount resulting from the Marathon acquisition. Included in the increase is a net unfavorable foreign exchange impact of $0.4 million compared to the prior year.

Research and Development

Research and development expenses for the quarter-to-date fiscal period ended November 25, 2012 decreased by 9.1% to $6.2 million from $6.8 million in the quarter-to-date fiscal period ended November 27, 2011. Research and development expenses as a percentage of total revenue decreased in the quarter-to-date fiscal period ended November 25, 2012 to 12.6% from 13.1% during the same period in fiscal 2012. The gross decrease was primarily due to lower payroll and benefit costs as a result of our January 2012 restructuring and the timing of vacation and lower variable compensation. These were partially offset by our May 2012 merit increase, increased headcount resulting from the Marathon acquisition and increased outsourcing and consulting costs.

Sales and Marketing

Sales and marketing expenses for the quarter-to-date fiscal period ended November 25, 2012 increased by 1.4% to $8.3 million from $8.1 million in the quarter-to-date fiscal period ended November 27, 2011. Sales and marketing expenses as a percentage of total revenue increased in the quarter-to-date fiscal period ended November 25, 2012 to 16.8% from 15.7% during the same period in fiscal 2012. Sales and marketing expenses were higher primarily due to our May 2012 merit increase, increased sales headcount resulting from the Marathon acquisition and increased commissions. These were partially offset by lower variable compensation, lower marketing headcount and the timing of marketing programs and events. Included in the increase is a net unfavorable foreign exchange impact of $0.1 million compared to the prior year.

General and Administrative

General and administrative expenses for the quarter-to-date fiscal period ended November 25, 2012 increased by 14.4% to $5.6 million from $4.9 million in the quarter-to-date fiscal period ended November 27, 2011. General and administrative expenses as a percentage of total revenue decreased in the quarter-to-date fiscal period ended November 27, 2011 to 11.4% from 9.4% in the same time period in fiscal 2012. This gross increase was primarily due to our May 2012 merit increase and increased headcount resulting from the Marathon acquisition as well as increased audit, facility and travel costs. These were partially offset by decreased variable compensation and decreased recruiting fees.

Restructuring Charges

Restructuring charges for the quarter-to-date fiscal period ended November 25, 2012 were a result of a restructuring program to order to refocus our general sales force and EMEA customer service workforce as well as a revision of prior period estimates. See Note 4 of these unaudited interim consolidated financial statements.

Management Fees

Management fees of $0.3 million for the quarter-to-date fiscal periods ended November 25, 2012 and November 27, 2011 were included as operating expenses. These are primarily comprised of fees of approximately $0.2 million for our private equity sponsors for the quarter-to-date fiscal periods ended November 25, 2012 and November 27, 2011, respectively. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.1 million for the quarter-to-date fiscal periods ended November 25, 2012 and November 27, 2011, respectively.

Profit from Operations

As a result of the above factors profit from operations for the quarter-to-date fiscal period ended November 25, 2012 increased by $0.5 million to $8.7 million from $8.2 million during the same time period in fiscal 2012. Operating margin for those time periods increased from 15.9% to 17.7%. This was primarily due to everRun revenue as a result of the Marathon acquisition, lower payroll and benefit costs as a result of our January 2012 restructuring, the timing of vacation, decreased variable compensation, the timing of marketing programs and events, lower recruiting fees and decreased depreciation charges. These were partially offset by our May 2012 merit increase, increased audit fees, increased facility costs, the increased headcount related to the Marathon acquisition, increased commissions and increased outsourcing and consulting. Included in the increase is a net unfavorable foreign exchange impact of $0.5 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the quarter-to-date fiscal period ended November 25, 2012 increased by $0.4 million to $12.5 million from $12.0 million during the same period in fiscal 2012. The increase is due to accretion of interest payable-in-kind under the Second Lien Credit Facility, along with increased amortization of debt discounts and deferred financing fees.

The weighted-average interest rate of the Senior Secured Notes was 13.9% for the quarter-to-date fiscal period ended November 25, 2012 and 13.9% for the quarter-to-date fiscal period ended November 27, 2011.

The weighted-average interest rate of the Second Lien Credit Facility was 14.1% for quarter-to-date fiscal period ended November 25, 2012 and 14.9% for the quarter-to-date fiscal period ended November 27, 2011.

Cash interest expense, net related to semi-annual interest payments on the Senior Secured Notes and payments on the Second Lien Credit Facility for the quarter-to-date fiscal periods ended November 25, 2012 and November 27, 2011 was $7.4 million for both periods.

There were no borrowings under the Revolving Credit Facility during the quarter-to-date fiscal period ended November 25, 2012.

Gain (Loss) on Change in Fair Value for Embedded Derivatives

Gain on change in fair value for embedded derivatives for the quarter-to-date fiscal period ended November 25, 2012 was $5.5 million compared to a loss for the quarter-to-date fiscal period ended November 27, 2011 as a result of the differential between the coupon rate and the declining implied yield as well as a change in the conditional probabilities over time. See Note 8 of our fiscal 2012 annual report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. This was derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points.

Other Expense, Net

Other expense, net for the quarter-to-date fiscal period ended November 25, 2012 increased by $0.6 million compared to the same period in fiscal 2012. The increase is primarily due to increased foreign exchange losses.

Income Taxes

Income tax expense for the quarter-to-date fiscal period ended November 25, 2012 decreased by $0.2 million to $0.4 million compared to $0.6 for the quarter-to-date fiscal period ended November 27, 2011 primarily as a result of decreased withholding and state taxes partially offset by the net release of a deferred tax asset valuation allowance in our Irish entity for the quarter-to-date period ended February 27, 2012. In the quarter-to-date fiscal period ended November 25, 2012 and November 27, 2011, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions. We are currently under examination by the Internal Revenue Service for our fiscal 2010 and fiscal 2011 Federal income tax return. The audit is currently in its discovery stage. We believe there is no requirement for any income tax reserves based on the current status of the examination.

Year-to-date fiscal period ended November 25, 2012 Compared to the Year-to-date fiscal period ended November 27, 2011

Revenue

Total revenue for the year-to-date fiscal period ended November 25, 2012 increased by 1.4% to $154.2 million from $152.0 million for the year-to-date fiscal period ended November 27, 2011.

	39 weeks ended		Increase (Decrease)
	November 25, 2012	November 27, 2011	$	%
	(Dollars in thousands)
Product revenue	$55,023	$52,439	$2,584	4.9%
Service revenue	99,134	99,563	(429)	(0.4)%

Total revenue	$154,157	$152,002	$2,155	1.4%

Product Revenue. Product revenue for the year-to-date fiscal period ended November 25, 2012 increased by 4.9% to $55.0 million from $52.4 million in the year-to-date fiscal period ended November 27, 2011. The increase in revenue was directly a result of strong sales in the legacy product line. Growth in America’s legacy sales was the result of large purchases by payment processing customers while strong V-Series sales in Italy enabled EMEA to grow legacy revenues as compared to the same period last year. Japan made significant sales to banks to account for their growth. ftServer sales were down in all regions except EMEA when comparing to the same period last year. Significantly less distributor business in China was the primary contributor, followed by a decline in the America’s and Japan businesses due to some major rollouts that occurred in the previous year. Software sales increased with half of that growth related to the Marathon acquisition.

	39 weeks ended		Increase (Decrease)
	November 25, 2012	November 27, 2011	$	%
	(Dollars in thousands)
Continuum	$1,556	$2,337	$(781)	(33.4)%
V-Series	16,908	8,950	7,958	88.9

Total Legacy	18,464	11,287	7,177	63.6

Windows	22,109	27,936	(5,827)	(20.9)
Linux	6,474	6,276	198	3.2
VMware	5,862	5,462	400	7.3

Total ft	34,445	39,674	(5,229)	(13.2)

Software	2,114	1,478	636	43.0

Total Product Revenue	$55,023	$52,439	$2,584	4.9%

Service Revenue. Service revenue for the year-to-date fiscal period ended November 25, 2012 decreased by 0.4% to $99.1 million from $99.6 million in the year-to-date fiscal period ended November 27, 2011. In total service revenue was flat, with a decline maintenance revenue offset by an increase in professional service revenue. The increase in professional service was due to an increase in managed services in the Americas and in Japan. The Marathon acquisition accounted for $0.4 million of maintenance revenue being recognized in the current year. Legacy revenue decreased less than expected due to stronger V-Series product sales as previously mentioned. ftServer maintenance did not increase due to a shortfall in associated product sales, but strong emphasis and success on maintenance attach rates of previous sales reduced the impact.

Gross Profit

Gross profit for the year-to-date fiscal period ended November 25, 2012 increased by 5.6% to $90.2 million from $85.4 million in the year-to-date fiscal period ended November 27, 2011. Gross profit margin for those time periods increased to 58.5% from 56.2%.

Product gross profit for the year-to-date fiscal period ended November 25, 2012 increased by 16.1% to $32.7 million from $28.2 million in the year-to-date fiscal period ended November 27, 2011. Product profit margin for those time periods increased from 53.7% to 59.4%. The gross increase was due to a significant increase in V-Series revenue, which historically has had higher overall margins. Included in this increase is an unfavorable foreign exchange impact of $1.4 million compared to the prior year

Service gross profit for the year-to-date fiscal period ended November 25, 2012 increased by 0.4% to $57.5 million from $57.2 million in the year-to-date fiscal period ended November 27, 2011. Service profit margin for those time periods increased from

57.5% to 58.0%. The gross increase was primarily due to decreased depreciation charges, lower healthcare costs as a result of lower claims, lower vacation costs and lower payroll costs as a result of our January 2012 restructuring. These were partially offset by lower customer service revenue and increased variable compensation resulting from our performance in the year-to-date period ended November 25, 2012 and our May 2012 merit increase. Included in the decrease is a net unfavorable foreign exchange impact of $1.5 million compared to the prior year.

Research and Development

Research and development expenses for the year-to-date fiscal period ended November 25, 2012 decreased by 9.8% to $19.0 million from $21.1 million in the year-to-date fiscal period ended November 27, 2011. Research and development expenses as a percentage of total revenue decreased in the year-to-date fiscal period ended November 25, 2012 to 12.3% from 13.9% during the same period in fiscal 2012. The gross decrease was primarily due to lower payroll costs as a result of our January 2012 restructuring, lower healthcare costs as a result of lower claims, lower vacation expenses, lower depreciation and lower expense material and freight costs. These were partially offset by our May 2012 merit increase and increased variable compensation resulting from our performance in the year-to-date period ended November 25, 2012.

Sales and Marketing

Sales and marketing expenses for the year-to-date fiscal period ended November 25, 2012 increased by 3.6% to $24.2 million from $23.4 million in the year-to-date fiscal period ended November 27, 2011. Sales and marketing expenses as a percentage of total revenue increased in the year-to-date fiscal period ended November 25, 2012 to 15.7% from 15.4% during the same period in fiscal 2012. Sales and marketing expenses were higher primarily due to our May 2012 merit increase, higher commissions as a result of increased product revenue, increased marketing event costs, increased costs of incentive programs for our sales team, increased outsourcing and recruiting costs and increased variable compensation resulting from our performance in the year-to-date period ended November 25, 2012. These were partially offset by lower payroll costs as a result of our January 2012 restructuring. Included in the increase is a net favorable foreign exchange impact of $0.3 million compared to the prior year.

General and Administrative

General and administrative expenses for the year-to-date fiscal period ended November 25, 2012 increased by 0.7% to $16.0 million from $15.9 million in the year-to-date fiscal period ended November 27, 2011. General and administrative expenses as a percentage of total revenue in the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011 was 10.4%. This gross increase was primarily due to our May 2012 merit increase, increased audit and tax fees, increased facility costs and variable compensation resulting from our performance in the year-to-date period ended November 25, 2012. These were partially offset by decrease in retention charges, lower payroll and benefit costs as a result of our January 2012 restructuring, lower outsourcing costs, lower recruiting fees and decreased healthcare costs as a result of lower claims. Included in the increase is a net favorable foreign exchange impact of $0.1 million compared to the prior year.

Restructuring Charges

Restructuring charges for the year-to-date fiscal period ended November 25, 2012 were a result of restructuring programs to refocus the general sales force and customer service workforce partially offset by a revision of prior period estimates. See Note 4 of these unaudited interim consolidated financial statements.

Management Fees

Management fees of $0.9 million for the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011 were included as operating expenses. These are primarily comprised of fees of approximately $0.6 million for our private equity sponsors for the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, respectively. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.3 million for the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, respectively.

Profit from Operations

As a result of the above factors profit from operations for the year-to-date fiscal period ended November 25, 2012 increased by $5.9 million to $29.9 million from $24.0 million during the same time period in fiscal 2012. Operating margin for those time periods increased from 15.8% to 19.4%. This was primarily due to increased gross profit, lower payroll costs as a result of our January 2012 restructuring, decreased depreciation charges as well as lower retention charges. These were partially offset by our May 2012 merit increase, increased audit and tax fees, increased commissions and increased variable compensation resulting from our performance in the year-to-date period ended November 25, 2012. Included in the increase is a net unfavorable foreign exchange impact of $2.5 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the year-to-date fiscal period ended November 25, 2012 increased by $1.2 million to $37.4 million from $36.2 million during the same period in fiscal 2012. The increase is due to accretion of interest payable-in-kind under the Second Lien Credit Facility, along with increased amortization of debt discounts and deferred financing fees.

The weighted-average interest rate of the Senior Secured Notes was 14.0% and 13.8% for the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, respectively.

The weighted-average interest rate of the Second Lien Credit Facility was 14.7% and 14.9% for the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, respectively.

Cash interest expense, net related to semi-annual interest payments on the Senior Secured Notes and payments on the Second Lien Credit Facility for the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011 was $22.3 million and $22.6 million, respectively.

There were no borrowings under the Revolving Credit Facility during the year-to-date fiscal period ended November 25, 2012.

Loss on Extinguishment of Debt

On May 25, 2012, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 27, 2012, we redeemed 4,995 units at 120% which resulted in a loss on extinguishment of debt of $0.9 million. The loss on extinguishment of debt consist of a $1.0 million premium, $0.5 million and $0.2 million write-off related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.7 million gain on the reduction of the ECF derivative liability.

On May 31, 2011, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, we redeemed 4,997 units at 120% which resulted in a $1.2 million loss on extinguishment of debt. The loss on extinguishment of debt consist of a $1.0 million premium, $0.6 million and $0.2 million write-off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.6 million gain on the reduction of the ECF derivative liability.

Gain (Loss) on Change in Fair Value for Embedded Derivatives

Gain on change in fair value for embedded derivatives for the year-to-date fiscal period ended November 25, 2012 was $4.7 million compared to a loss on change in fair value for embedded derivatives for the year-to-date fiscal period ended November 27, 2011 of $2.4 million as a result of the differential between the coupon rate associated with these features and the declining implied yield as well as the change in conditional probabilities over time. See Note 8 of our fiscal 2012 annual report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. This was derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points.

Other Expense, Net

Other expense, net for the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011 increased $0.7 million to $0.5 million. This was primarily the result of foreign exchange gains in the prior year and increased miscellaneous expenses.

Income Taxes

Income tax expense for the year-to-date fiscal period ended November 25, 2012 increased by $0.9 million to $2.1 million compared to $1.2 million for the year-to-date fiscal period ended November 27, 2011 primarily as a result of the net release of a deferred tax asset valuation allowance in our Irish entity for the year-to-date period ended February 27, 2012. In the year-to-date fiscal period ended November 25, 2012 and November 27, 2011, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions. We are currently under examination by the Internal Revenue Service for our fiscal 2010 and fiscal 2011 Federal income tax return. The audit is currently in its discovery stage. We believe there is no requirement for any income tax reserves based on the current status of the examination.

New Accounting Guidance

In May 2011, a pronouncement was issued that requires us to report the level in the fair value hierarchy of assets and liabilities not measured at fair value in the balance sheet but for which the fair value is disclosed, and to expand existing disclosures. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied prospectively. We adopted this pronouncement on February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on our consolidated financial condition, results of operations or cash flow.

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The methodology for the computation and presentation of earnings per share remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. We adopted this pronouncement as of February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on our consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to the reporting unit and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. We adopted this pronouncement as of February 27, 2012. The adoption of this new accounting standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

In July 2012, a pronouncement was issued that amended the guidance for indefinite lived intangible impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step impairment test. The methodology for how the value of indefinite lived intangible assets are calculated, assigned to the reporting unit and the application of the two step impairment test have not been revised. The pronouncement is effective for fiscal years beginning after September 15, 2012. We will adopt this pronouncement as of February 25, 2013. We expect that the adoption of this new accounting standard will not have a significant impact on our consolidated financial position, results of operations or cash flows.

Capital Expenditures

Total capital expenditures for the quarter-to-date and year-to-date fiscal periods ended November 25, 2012 were $1.9 million and $4.9 million, compared to $0.7 and $2.5 million in the quarter-to-date and year-to-date fiscal periods ended November 27, 2011, respectively. The increase was primarily related to purchases of computer hardware equipment used primarily in our customer service and research and development organizations.

Pursuant to the terms of the indenture governing the Notes, capital expenditures are currently limited to $10.0 million per year.

Liquidity and Capital Resources

At November 25, 2012 our cash and cash equivalents were $16.0 million, compared to $27.5 million at February 26, 2012. This decrease was primarily due to the timing of semi-annual interest payments related to our Senior Secured Notes, an ECF payment related to our Senior Secured Notes, the acquisition of DRA and Marathon (see Note 3 to these unaudited consolidated financial statements) and the acquisition of property and equipment. These were partially offset by cash provided by operations. We hold our cash and cash equivalents predominantly in U.S. dollars, euros, Japanese yen and British pounds sterling.

Net cash provided by operating activities in the year-to-date fiscal period ended November 25, 2012 was $5.7 million compared to net cash used in operating activities of $1.7 million in the year-to-date fiscal period ended November 27, 2011. Net cash generated from operating activities increased primarily due to improved profit from operations and the timing accounts receivable and other long-term assets and liabilities partially offset by the timing of accounts payable and deferred revenue.

Net cash used in investing activities in the year-to-date fiscal period ended November 25, 2012 was $11.8 million compared to $2.5 million in the year-to-date fiscal period ended November 27, 2011. This increase was primarily due to increased capital expenditures and the acquisitions of DRA and Marathon (see Note 3 to these unaudited consolidated financial statements). Capital expenditures in the year-to-date fiscal period ended November 25, 2012 and November 27, 2011 were $4.9 million and $2.5 million, respectively. During these fiscal periods, capital expenditures were primarily related to testing and computer hardware equipment used in customer service and research and development.

Net cash used in financing activities decreased to $5.0 million in the year-to-date fiscal period ended November 25, 2012 compared to $5.3 million in the year-to-date fiscal period ended November 27, 2011. Net cash used in the year-to-date fiscal period ended November 25, 2012 was due to a debt payment of $5.0 million. Net cash used in the year-to-date fiscal period ended November 27, 2011 was due to a debt payment of $5.0 million and debt and equity issuance fees of $0.3 million.

At November 25, 2012 we had debt obligations totaling $300.8 million, partially offset by $16.0 million of cash and cash equivalents. At February 26, 2012, we had debt obligations totaling $299.5 million, partially offset by $27.5 million in cash and cash equivalents.

As of November 25, 2012, in addition to the cash on hand of $16.0 million, we had $24.0 million available for borrowing under our Revolving Credit Facility which matures September 29, 2014. There were no cash borrowings outstanding at November 25, 2012 but there was a $1.0 million stand-by letter of credit applied against the Revolving Credit Facility. Under the Revolving Credit Facility, certain financial tests are required when an ECF offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million. It is also an event of default under the indenture governing the Senior Secured Notes for borrowings and stand-by letter of credit obligations under the Revolving Credit Facility to exceed $15.0 million immediately following the consummation of an ECF offer. Upon consummation of the ECF payment on June 27, 2012, we were in compliance with all covenants.

The Revolving Credit Facility contains an interest coverage requirement which requires us to maintain a ratio of Consolidated EBITDA (as calculated thereunder, presented as Adjusted EBITDA elsewhere in this report) to cash interest expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013, and at least 1.25 to 1.00 thereafter. Such interest coverage ratio is measured for the preceding twelve months on a quarterly basis, as of the last date of each fiscal quarter. For the purposes of calculating such interest coverage ratio, cash interest expense is calculated net of interest income and is deemed to exclude (i) fees payable on accounts of letters of credit, (ii) net costs associated with certain swap agreements and (iii) interest expense in respect of costs of debt issuance or customer deposits. As a result, the interest coverage ratio as calculated pursuant to the Revolving Credit Facility was 1.73 to 1.00 for the twelve month period ended November 25, 2012.

In addition, our debt agreements contain certain covenants that also restrict our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, and make capital expenditures greater than a certain maximum amount. We were in compliance with those covenants as of November 25, 2012.

Pursuant to the bye-law provisions that govern the preference shares of Bermuda Holdings, each holder of preference shares may require Holdings, upon written request, to redeem all, but not less than all, of its outstanding preference shares. However, no holder of preference shares is permitted to exercise its redemption rights until the later of

(i) 91 days after the earlier of the stated maturity date or the first date on which no Notes are outstanding and

(ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding.

As of November 25, 2012, the redemption value of the Series A and Series B Preference Shares totaled $115.7 million and $62.3 million, respectively. If Bermuda Holdings cannot fulfill the redemption request, the holders of the preference shares have the right to appoint five additional directors to the board of Bermuda Holdings and if the request is not fully redeemed within 90 days, the holders of a majority of the then issued preference shares may require Holdings to use reasonable efforts to sell itself or enter into another transaction necessary to produce sufficient proceeds to permit the payment in full of the redemption price.

If there are changes to our business operations or changes in tax laws, we could be subject to a significant income tax liability as detailed in “Liquidity and Capital Resources” of our fiscal 2012 annual report on Form 20-F.

We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. Funding requirements for our debt requirements, operating leases and purchase obligations may be found on our fiscal 2012 annual report on Form 20-F, under “— Tabular Disclosure of Contractual Obligations.” There can be no assurance that our cash flow from operations, combined with additional borrowings under the Revolving Credit Facility, will be available in an amount sufficient to enable us to repay our indebtedness or fund our other liquidity needs or planned capital expenditures. We may need to refinance all or a portion of our indebtedness obligations on or before their respective maturities. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all. We currently anticipate that we will not have the funds to repay the debt upon maturity and will most likely seek to refinance or restructure the debt in the future.

Off-Balance Sheet Arrangements

We enter into standard sales contracts and agreements containing intellectual property infringement indemnification provisions. Pursuant to these provisions, we indemnify, hold harmless and agree to reimburse the indemnified party for, among other losses, losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which we operate by any third party with respect to our products. The term of these indemnification provisions is generally perpetual and effective from the time of the sale of the product. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of November 25, 2012 and February 26, 2012, respectively.

As permitted under Bermuda and Delaware law, we are permitted and have agreed to indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20.0 million. As a result of this insurance policy coverage, we believe the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of Accounting Standards Codification Topic 460, Guarantees, as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of November 25, 2012 and February 26, 2012, respectively.

Certain of our subsidiaries entered into an indemnity agreement with Platinum Equity, LLC (“Platinum”) as part of the purchase of Cemprus, LLC. Under the indemnity agreement, such subsidiaries agreed to indemnify Platinum against certain claims arising after the purchase of Cemprus, LLC. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus, LLC acquisition agreement with Alcatel-Lucent SA, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus, LLC and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of November 25, 2012 and February 26, 2012, respectively.

Critical Accounting Policies and Significant Estimates

Our unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. Preparation of these statements requires management to make significant judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies and a description of accounting policies that are considered critical may be found on our fiscal 2012 annual report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. There have been no material changes to the Accounting Policies or our application of the Accounting Policies, as disclosed in our fiscal 2012 annual report on Form 20-F.

Legal Proceedings

On January 9, 2012, we learned that VMOOM, a general partnership located in San Marino, California (the “Plaintiff”), filed a complaint against us in the Los Angeles Superior Court (the “State Court”). The complaint asserted claims for breach of contract, interference with present and prospective economic relationships and economic advantages, fraud, and equitable indemnity and comparative contribution, alleging that we breached our contractual obligations by our late delivery and our failure to deliver to computer systems valued at approximately $0.9 million, on or before the dates requested, resulting in damage to the Plaintiff in the form of penalties and lost immediate and future business.

In February 2012, we removed the action to the Federal Court Central District of California, and filed a motion to dismiss all claims except for the breach of contract claim, and to bar damages beyond those allowed under the limitation of damages provision in the contract (value of the products at issue). We also filed an opposition to Plaintiff’s motion to remand to State Court.

On March 19, 2012, Plaintiff filed a First Amended Complaint withdrawing two of its claims from its initial complaint and alleging damages of $11.8 million, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law. On April 2, 2012, we filed a motion to dismiss all claims against the Company except for the breach of contract claims.

On April 24, 2012, the Federal Court ruled, without oral argument, on our dismissal and remand motions, dismissing the equitable indemnity/contributions claim, applying Massachusetts law and the limitations of liability provision to the Plaintiff’s claims, dismissing Plaintiff’s request for consequential and punitive damages, and denying Plaintiff’s remained motion, and allowing Plaintiff to file an amended complaint, if it chose to do so.

On May 11, 2012, Plaintiff served on us its Second Amended Complaint, essentially reasserting all the claims in its First Amended Complaint, plus an additional claim of breach of fiduciary duty and seeking damages of $11.8 million, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law, essentially the same as sought by Plaintiff in the First Amended Complaint.

On May 31, 2012, we filed a motion to dismiss all claims for damages beyond those allowed under the limitations of liability provisions in the contract as well as the claims for equitable indemnity/contribution and breach of fiduciary duty. Those motions are set for hearing on August 20, 2012.

On or about September 10, 2012, Plaintiff’s attorney again expressed a desire to engage in settlement discussions. After our repeated follow up inquiries we heard nothing further from Plaintiff regarding settlement discussions.

On September 12, 2012, the Court granted our motions to dismiss in their entirety, without leave to amend. The case remains in federal court, and the claims are limited to breach of contract, intentional interference and fraud, and the damages are limited to the limitations clause in the contract in litigation in this case.

On or about October 2, 2012, we presented to our legal counsel a time limited offer to settle the case and all claims for $0.1 million.

On October 5, 2012, legal counsels discussed the case, an extension of the case schedule and our settlement offer. VMOOM counsel stated that the offer was unacceptable and they would have to consult further with their client as to whether a counter offer from VMOOM would be proposed.

On October 29, 2012, Plaintiff filed a motion to dismiss our counterclaims and on November 13, 2012, we filed our opposition to Plaintiff’s motion to dismiss our counterclaims.

On December 5, 2012 the Court ruled, without oral argument, in favor of us, denying Plaintiff’s motions to dismiss our counterclaims. As a result our four counter claims against Plaintiff are now part of the case before the court and must be defended by VMOOM.

We intend to vigorously defend this case and we believe we have valid legal defenses and counter claims against Plaintiff. We have recorded $0.1 million in the year-to-date period ended November 25, 2012 to reflect the settlement offer made on, or about October 2, 2012.